As filed with the Securities and Exchange Commission on January 30, 2004

REGISTRATION NO. 333-108325

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

MEDAREX, INC.

(Exact name of registrant as specified in its charter)

New Jersey	2836	22-2822175
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Number)

Medarex, Inc.

707 State Road

Princeton, NJ 08540

(609) 430-2880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald L. Drakeman

President and Chief Executive Officer

Medarex, Inc.

707 State Road

Princeton, NJ 08540

(609) 430-2880

COPIES TO:

W. Bradford Middlekauff, Esq. Senior Vice President, General Counsel and Secretary Medarex, Inc. 707 State Road Princeton, NJ 08540 (609) 430-2880	Dwight A. Kinsey, Esq. Satterlee Stephens Burke & Burke LLP 230 Park Avenue New York, NY 10169 (212) 818-9200

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of the Registration Statement, as determined by the Registrant.

If the only securities registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

$125,000,000

MEDAREX, INC.

4.25% Convertible Senior Notes Due August 15, 2010

Shares of Common Stock Issuable Upon Conversion of the Notes

In July 2003, we issued and sold $125,000,000 aggregate principal amount of our 4.25% Convertible Senior Notes, due August 15, 2010, in a private offering. This prospectus will be used by selling securityholders to resell the notes and the common stock issuable upon conversion of the notes at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling securityholders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from these resales.

The notes have the following provisions:

•	The holders of the notes may convert the notes into shares of our common stock at any time at a conversion price of $6.72 per share, which is equivalent to a conversion rate of 148.8261 shares per each $1,000 principal amount of notes, subject to adjustment;

•	We will pay interest on the notes on August 15 and February 15 of each year commencing February 15, 2004;

•	The notes are senior unsecured obligations, except we have purchased and pledged a portfolio of U.S. treasury securities as security for the notes, in an amount sufficient to pay the first six scheduled interest payments due on the notes;

•	The notes are subject to redemption prior to maturity upon the occurrence of certain events in accordance with the terms and conditions set forth herein under the sections entitled “Description of the Notes — Provisional Redemption” and “— Optional Redemption”; and

•	In the event of a Change of Control, as described in this prospectus, each holder of the notes may require us to repurchase some or all of the holder’s notes at 100% of the principal amount of the notes plus accrued and unpaid interest. At our option, we may repurchase the notes for cash or common stock or a combination of cash, common stock or securities of a company that acquires us.

We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market.

Our common stock currently trades on the Nasdaq National Market under the symbol “MEDX.” The last reported sale price on January 29, 2004 was $8.50 per share.

Investing in our securities involves risks. See “ Risk Factors” on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is •, 2004

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING SECURITYHOLDERS ARE NOT MAKING AN OFFER OF THE SECURITIES TO BE SOLD UNDER THIS PROSPECTUS IN ANY JURISDICTIONS WHERE THE OFFERS OR SALES ARE NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS, OR THAT THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE. THE DELIVERY OF THIS PROSPECTUS DOES NOT, UNDER ANY CIRCUMSTANCES, MEAN THAT THERE HAS NOT BEEN A CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF. THIS PROSPECTUS WILL ONLY BE DISTRIBUTED IN PRINTED FORM BY HAND OR THROUGH THE MAILS.

iii

PROSPECTUS SUMMARY

This summary does not contain all the information that is important to you. You should read the entire prospectus, including the section entitled “Risk Factors,” and the documents incorporated by reference in this prospectus, including the financial statements and related notes, identified under the section entitled “Incorporated by Reference” carefully before making an investment decision. When used in this prospectus, unless otherwise indicated, the terms “we,” “our,” and “us” refer to Medarex and its subsidiaries.

Medarex, Inc.

We are a biopharmaceutical company focused on the discovery and development of therapeutics to treat life-threatening and debilitating diseases. Our UltiMAb Human Antibody Development System® is a unique combination of human antibody technologies that we believe enables the rapid creation and development of fully human antibodies to a wide range of potential disease targets for therapeutic antibody products, including products for the treatment of cancer, inflammation, autoimmune and infectious diseases. Our product pipeline is based on a variety of therapeutic antibody products developed through the use of our UltiMAb™ technology. We create and develop fully human antibodies for our own use and for others, offering a full range of antibody related capabilities, including pre-clinical and clinical development supported by cGMP clinical manufacturing services.

Sixteen antibodies derived from our UltiMAb human antibody development technology are currently in human clinical trials or have had regulatory applications submitted for such trials for a wide range of diseases, such as cancer (including various lymphomas), rheumatoid arthritis, multiple sclerosis and psoriasis.

As of December 31, 2003, we have more than 45 partnerships with pharmaceutical and biotechnology companies to jointly develop and commercialize products or to enable other companies to use our proprietary technology in their development of new therapeutic products.

We are subject to a number of risks which could materially and adversely affect our business, results of operations and financial condition including, among other things, our history of operating losses and anticipation of future losses; uncertainties relating to our technology, product development, patent and proprietary rights, clinical trials, government regulation, obtaining regulatory approval, market acceptance of our products, health care reform and third-party reimbursement; our need for additional capital; our dependence on our key personnel and our research collaborators and scientific advisors; and the risk of product liability. These risks are described in more detail in the section herein entitled “Risk Factors.”

We were incorporated in 1987. Our principal executive offices are located at 707 State Road, Princeton, New Jersey 08540. Our telephone number is (609) 430-2880. We maintain a worldwide website at www.medarex.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained on our website. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the Securities and Exchange Commission, or SEC, are currently available free of charge to the general public through our website at www.medarex.com. These reports are accessible on our website at a reasonably practicable time after being filed with the SEC.

Medarex®, HuMab-Mouse®, GenPharm®, UltiMab Human Antibody Development System® and KM-Mouse® are registered U.S. trademarks or service marks of Medarex, Inc. UltiMabSM is a service mark of Medarex, Inc. All other company names, trademarks and service marks included herein are trademarks, registered trademarks, service marks or trade names of their respective owners.

The Offering

Issuer	Medarex, Inc.

Securities Offered	$125,000,000 aggregate principal amount of 4.25% convertible senior notes due August 15, 2010.

Maturity Date	August 15, 2010, unless earlier redeemed, repurchased or converted.

Interest

4.25% per annum on the principal amount, payable semi-annually in arrears in cash on August 15 and February 15 of each year, commencing February 15, 2004. The first interest payment will include interest from July 23, 2003, the date of issuance of the notes.

Security

We have entered into a pledge agreement with Wilmington Trust Company, as securities intermediary, pursuant to which we have purchased and pledged to the securities intermediary, as security for the notes and for the exclusive benefit of the holders of the notes, a portfolio of approximately $15.8 million of U.S. treasury securities. This treasury portfolio consists of U.S. treasury securities that mature on or prior to the business day immediately preceding each of the first six interest payment dates for the notes in such amounts as will be sufficient to provide for payment in full of the first six scheduled interest payments on the notes when due. In limited circumstances involving an event of default under the notes, the pledged U.S. treasury securities and the pledge account will also secure the repayment of the principal amount of the notes and our obligation to pay the “additional payment” referred to below under the section herein entitled “Description of Notes—Provisional Redemption.” The notes will otherwise not be secured.

Conversion

You may convert the notes at any time into shares of common stock at a conversion rate equal to 148.8261 shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $6.72 per share of common stock. The conversion rate is subject to adjustment in certain events.

You may convert the notes at any time before the close of business on the maturity date, unless we have previously redeemed or repurchased the notes. Holders of notes called for redemption or repurchase will be entitled to convert the notes up to and including the business day prior to the date fixed for redemption or repurchase, as the case may be.

Ranking

The notes are senior unsecured (except as set forth under the section herein entitled “Description of the Notes—Security”) obligations and will rank equal in right of payment with our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to any future secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes will also be “structurally subordinated” to the indebtedness and other liabilities of our existing subsidiaries and any future subsidiaries, including trade payables in existence on or after the date hereof. As of September 30, 2003, our subsidiaries had approximately $3.0 million of indebtedness and other liabilities as to which the notes would have been “structurally subordinated,” excluding intercompany liabilities. The indenture under which the notes were issued does not restrict us or any of our subsidiaries from incurring additional senior or other indebtedness and other liabilities, including secured indebtedness.

Provisional Redemption

We may redeem the notes, in whole or in part, at any time prior to August 15, 2006, at a redemption price, payable in cash, equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date and the additional “make-whole” payment described below if:

•	the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the provisional redemption notice; and

•	the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date.

Upon any provisional redemption, we will make an additional “make-whole” payment on the provisional redemption date with respect to the notes called for redemption in an amount equal to $130.10 per $1,000 principal amount of notes, less the amount of any interest actually paid and any interest accrued and unpaid on such notes before the provisional redemption date. We may make this additional payment, at our option, in either cash or our common stock (or a combination of both). We will state the form of consideration to be paid in the redemption notice. Payments made in our common stock will be valued at 95% of the average of the closing sale prices for the five consecutive trading days ending on the third trading day prior to the redemption date. We will be obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and prior to the provisional redemption date.

Optional Redemption	On or after August 15, 2006, we may redeem some or all of the notes at any time at the redemption prices specified in this prospectus, plus accrued and unpaid interest to the redemption date.

Global Notes;

Book Entry System

The notes may be issued only in fully registered form without interest coupons and in denominations of $1,000 and greater multiples. The notes are evidenced by a global note deposited with the trustee for the notes as custodian for The Depository Trust Company, or DTC. Beneficial interests in the global note will be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its direct and indirect participants.

Repurchase at Holder’s Option upon A Change in Control

You may require us to repurchase your notes upon a change in control in cash, or, at our option, in our common stock or a combination of cash and common stock, at 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest to, but excluding, the repurchase date. If we pay the repurchase price in common stock, the common stock will be valued at 95% of the average closing sales price of the common stock on The Nasdaq National Market for the five consecutive trading days ending on the third trading day prior to the repurchase date.

Use of Proceeds

The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

Events of Default	The following are events of default under the indenture for the notes:

•	we fail to pay the principal of or any premium on any note when due;

•	we fail to pay any interest or any liquidated damages on any note when due, which failure continues for 30 days;

•	we fail to provide notice of a change in control;

•	we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

•	any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or any of our significant subsidiaries, in an aggregate principal amount in excess of $20 million is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the indenture;

•	the pledge agreement in favor of the holders of the notes governing the pledge of the portfolio of U.S. treasury securities shall cease to be in full force and effect or enforceable in accordance with its terms, other than in accordance with its terms; and

•	events of bankruptcy, insolvency or reorganization specified in the indenture.

The NASDAQ National Market Symbol for Common Stock	MEDX.

Trading of Notes

Prior to this offering, the notes have been eligible for trading on the PORTAL Market of The Nasdaq Stock Market, Inc. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on The NASDAQ National Market.

Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

Risk Factors

You should carefully consider all of the information contained or incorporated by reference in this prospectus prior to investing in the notes. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 8 of this prospectus for a discussion of risks and uncertainties relating to us, our business and an investment in the notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth consolidated financial information for the periods indicated. The summary consolidated financial information for each of the years in the five-year period ended December 31, 2002 and at December 31 of each of those years has been derived from our audited consolidated financial statements. The financial information set forth below for the nine months ended September 30, 2002 and 2003 has been derived from unaudited consolidated financial information, which we believe presents fairly such consolidated information in conformity with accounting principles generally accepted in the United States and includes all adjustments, consisting only of normal recurring adjustments, that in the opinion of management are necessary for a fair presentation. Results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole. You should read the summary consolidated financial information in conjunction with our consolidated financial statements and the notes thereto and the other financial information incorporated by reference in this prospectus.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except share and per share data)					(unaudited)	(unaudited)
Statement of Operations Data:
Revenues:
Sales	$1,349	$1,079	$264	$191	$176	$176	$25
Contract and license revenues	5,443	8,593	19,619	37,140	24,552	22,020	4,593
Sales, contract and license revenues from Genmab	—	252	2,574	4,973	14,751	11,288	3,857

Total revenues	6,792	9,924	22,457	42,304	39,479	33,484	8,475

Costs and expenses:
Cost of sales	1,218	709	1,189	642	8,327	5,729	3
Research and development	23,122	19,929	33,942	38,626	82,626	56,517	72,018
General and administrative	5,065	8,036	18,142	19,344	22,852	17,022	16,204
Write-off of facility costs	—	—	—	—	11,294	11,294	—
Acquisition of in-process technology	—	—	—	—	16,312	16,312	—

Total costs and expenses	29,405	28,674	53,273	58,612	141,411	106,874	88,225

Operating loss	(22,613)	(18,750)	(30,816)	(16,308)	(101,932)	(73,390)	(79,750)
Equity in net loss of affiliate	—	—	(353)	(7,334)	(50,625)	(42,289)	(11,593)
Interest and investment income	1,956	1,205	21,158	24,728	18,495	14,290	8,299
Impairment loss on investment in partners	—	—	—	—	(11,886)	(7,971)	—
Additional payments related to asset acquisition	—	—	—	—	(2,425)	(1,700)	(86)
Interest expense	(1,539)	(8)	(3)	(4,615)	(9,065)	(6,790)	(8,013)
Gain on disposition of Genmab stock	—	—	—	1,442	—	—	—

Income (loss) before provision (benefit) for income taxes	(22,196)	(17,553)	(10,014)	(2,087)	(157,438)	(117,850)	(91,143)
Provision (benefit) for income taxes	341	(522)	(13,075)	600	103	75	45

Income (loss) before cumulative effect of change in accounting principle	(22,537)	$(17,031)	$3,061	$(2,687)	$(157,541)	(117,925)	(91,188)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(830)

Net income (loss)	$(22,537)	$(17,031)	$3,061	$(2,687)	$(157,541)	$(117,925)	$(92,018)

Basic net income (loss) per share before cumulative effect of change in accounting principle	$(0.44)	$(0.27)	$0.04	$(0.04)	$(2.09)	$(1.58)	$(1.17)
Basic net income (loss) per share—cumulative effect of change in accounting principle	—	—	—	—	—	—	(0.01)

Basic net income (loss) per share (1)	$(0.44)	$(0.27)	$0.04	$(0.04)	$(2.09)	$(1.58)	$(1.18)

Diluted net income (loss) per share before cumulative effect of change in accounting principle	$(0.44)	$(0.27)	$0.04	$(0.04)	$(2.09)	$(1.58)	$(1.17)
Diluted net income (loss) per share—cumulative effect of change in accounting principle	$—	$—	$—	$—		$—	$(0.01)

Diluted net income (loss) per share (1)	$(0.44)	$(0.27)	$0.04	$(0.04)	$(2.09)	$(1.58)	$(1.18)

Weighted average common shares outstanding (1)
—basic	50,780	63,840	71,532	73,937	75,231	74,612	78,046
—diluted	50,780	63,840	73,232	73,937	75,231	74,612	78,046
Ratio (deficiency) of earnings available to cover fixed charges (2)	—	—	—	2.08	—	—	—

	December 31,					September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)					(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$34,664	$30,147	$343,603	$466,952	$350,046	$381,837
Working capital	29,581	22,382	329,807	447,326	339,480	375,829
Total assets	42,235	40,482	558,107	720,427	549,051	587,884
Long term obligations	62	23	—	175,000	175,000	300,000
Cash dividends declared per common share	—	—	—	—	—	—
Accumulated deficit	(109,405)	(126,436)	(123,375)	(126,062)	(283,603)	(375,621)
Total shareholders’ equity	35,229	22,299	485,289	482,562	352,143	265,611

(1)	Computed on the basis described in note 2 to the consolidated financial statements.
(2)	The ratio of earnings to fixed charges is computed by dividing “earnings,” or loss from continuing operations before income taxes plus fixed charges, by fixed charges. Fixed charges consist of interest expense and that portion of rental payments under operating leases we believe to be representative of interest. “Earnings” were insufficient to cover fixed charges by $22.2 million, $17.6 million, $9.7 million, and $106.8 million for the years ended December 31, 1998, 1999, 2000 and 2002, respectively, and $75.6 million and $79.6 million for the nine months ended September 30, 2002 and 2003, respectively.

RISK FACTORS

You should carefully consider and evaluate all of the information in or incorporated by reference in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of the securities being offered by this prospectus.

Keep these risk factors in mind when you read forward-looking statements contained elsewhere or incorporated by reference in this prospectus. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “potential,” “project,” “continuing,” “ongoing,” “expect,” “will,” “could,” “may,” “believe,” “intend,” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them.

Risks Related to Medarex

Our product candidates are in early stages of development, and they have not been and may not ever be approved for sale and/or commercialized.

Our human antibody technology is a new approach to the generation of antibody-based therapeutic products. Product candidates employing our human antibody technology are in the early stages of development. Only a limited number of product candidates employing our human antibody technology have been generated by us or our partners. Based on public disclosures, regulatory applications, including Investigational New Drug Applications, or INDs, have been submitted to the United States Food and Drug Administration, or FDA, or comparable foreign authorities, for only sixteen of these candidates. To date, neither we nor our partners have any product candidates employing our human antibody technology that have been approved for sale by the FDA and/or commercialized. In addition, we are not aware of any commercialized fully human monoclonal antibody therapeutic products that have been generated from any technologies similar to ours. Product candidates employing our human antibody technology may not advance beyond the early stages of product development or demonstrate clinical safety and effectiveness.

Our human antibody technology may not generate antibodies against all the antigens to which it is exposed in an efficient and timely manner, if at all. If our human antibody technology fails to generate antibody product candidates, or if we or our partners do not succeed in the development of products employing our antibody technology, those product candidates may not be approved or commercialized and our business, financial condition and results of operations may be materially harmed.

Successful development of our products is uncertain. To date, no revenues have been generated from the commercial sale of our products and our products may not generate revenues in the future.

Our development of current and future product candidates is subject to the risks of failure inherent in the development of new pharmaceutical products and products based on new technologies. These risks include:

•	delays in product development, clinical testing or manufacturing;

•	unplanned expenditures in product development, clinical testing or manufacturing;

•	failure in clinical trials or failure to receive regulatory approvals;

•	emergence of superior or equivalent products;

•	inability to manufacture on our own, or through others, product candidates on a commercial scale;

•	inability to market products due to third-party proprietary rights;

•	election by our partners not to pursue product development;

•	failure by our partners to develop products successfully; and

•	failure to achieve market acceptance.

In certain instances, we have experienced delays in our product development and clinical testing as a result of slower than anticipated patient recruitment. In a small number of instances, we have terminated the development of certain products in the early stages of clinical testing due to a lack of effectiveness. In addition, we determined not to continue the development of one late-stage product candidate due to both a lack of effectiveness and unforeseen safety issues that arose in clinical testing. None of these products employed our core fully human antibody technology.

Because of these risks, our research and development efforts or those of our partners may not result in any commercially viable products. If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained or any approved products are not commercially successful, our business, financial condition and results of operations may be materially harmed.

Because we and our partners have not begun commercial sales of our products, our revenue and profit potential are unproven and our limited operating history makes it difficult for an investor to evaluate our business and prospects. Our technology may not result in any meaningful benefits to our current or potential partners. No revenues have been generated from the commercial sale of our products, and our products may not generate revenues in the future. Further, due to our limited operating history, we have difficulty accurately forecasting our revenue. Our business and prospects should be considered in light of the heightened risks and unexpected expenses and problems we may face as a company in an early stage of development in a new and rapidly evolving industry.

We have incurred large operating losses and we anticipate that these losses will continue.

We have incurred large operating losses and we anticipate that these losses will continue for the foreseeable future. In particular, as of September 30, 2003, we had an accumulated deficit of approximately $375.6 million. Our net losses were $157.5 million and $92.0 million for the year ended December 31, 2002 and the nine month period ended September 30, 2003, respectively. Our losses have resulted principally from:

•	research and development costs relating to the development of our technology and antibody product candidates;

•	costs associated with the establishment of our new laboratory and manufacturing facilities and manufacturing of products; and

•	general and administrative costs relating to our operations.

We intend to continue to make significant investments in:

•	research and development;

•	preclinical testing and clinical trials;

•	establishing new collaborations; and

•	new technologies.

We do not know when or if we or our partners will complete any pending or future product development efforts, receive regulatory approval or successfully commercialize any approved products.

We may continue to incur substantial operating losses even if our revenues increase. As a result, we cannot predict the extent of future losses or the time required for us to achieve profitability, if at all.

Our operating results may vary significantly from period-to-period, which may result in a decrease in the price of our securities.

Our future revenues and operating results are expected to vary significantly from period-to-period due to a number of factors. Many of these factors are outside of our control. These factors include:

•	the timing of the commencement, completion or termination of partnership agreements;

•	the introduction of new products and services by us, our partners or our competitors;

•	delays in preclinical testing and clinical trials;

•	changes in regulatory requirements for clinical trials;

•	costs and expenses associated with preclinical testing and clinical trials;

•	the timing of regulatory approvals, if any;

•	sales and marketing expenses; and

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and facilities.

Period-to-period comparisons of our results of operations may not be relied upon as an indication of future performance.

It is possible that in some future periods, our operating results may be below expectations of analysts and investors. If this happens, the price of our securities may decrease.

We may need substantial additional funding. We may not be able to obtain sufficient funds to grow our business or continue our operations.

We will continue to expend substantial resources for research and development, including costs associated with developing our antibody technology and conducting preclinical testing and clinical trials. Our future capital requirements will depend on a number of factors, including, by way of example:

•	the size and complexity of research and development programs;

•	the scope and results of preclinical testing and clinical trials;

•	the retention of existing and establishment of further partnerships, if any;

•	continued scientific progress in our research and development programs;

•	the time and expense involved in seeking regulatory approvals;

•	competing technological and market developments;

•	the time and expense of filing and prosecuting patent applications and enforcing patent claims; and

•	the cost of establishing manufacturing capabilities, conducting commercialization activities and arrangements and in-licensing products.

We believe our current sources of liquidity will be sufficient to meet our near term operating, debt service and capital requirements for at least the next 24 months. However, this 24-month period assumes the use of a portion of the proceeds from our convertible notes. To the extent our convertible notes are converted into shares of our common stock on or before their maturity dates, we will have use of that portion of the principal amount of the notes so converted to fund our on-going operations. In any event, we may require additional financing within this time frame and may raise funds through public or private financings, line of credit arrangements, collaborative relationships and/or other methods. The use of cash on hand or other financial alternatives will depend on several factors including, but not limited to, the future success of our products in clinical development, the prevailing interest rate environment, and access to the capital markets. We may be unable to raise sufficient funds to complete development of any of our product candidates or to continue operations. As a result, we may face delay, reduction or elimination of research and development programs or preclinical or clinical trials, in which case our business, financial condition or results of operations may be materially harmed.

We have a significant amount of debt and may have insufficient cash to satisfy our debt service obligations. In addition, the amount of our debt could impede our operations and flexibility.

We have a significant amount of debt and debt service obligations, which, unless converted to shares of our common stock or redeemed, will mature in 2006 ($175 million) and 2010 ($125 million), respectively. Our ability to make payments on our debt, including the notes offered by this prospectus, will depend on our future operating performance and ability to generate cash and may also depend on our ability to obtain additional debt or equity financing. Generally, during the last five years and the six months ended June 30, 2003, our operating cash flows were negative and insufficient to cover our fixed charges. Our ability to generate sufficient operating cash flow to service our indebtedness, including the notes, and fund our operating requirements will depend on our ability, alone or with others, to successfully develop, manufacture, and obtain required regulatory approvals and market our product candidates, as well as other factors, including general economic, financial, competitive, legislative and regulatory conditions, some of which are beyond our control. If we are unable to generate sufficient operating cash flow to service our indebtedness and fund our operating requirements, we may need to obtain additional debt or equity financing to do so, which may not be available to us on satisfactory terms or at all. In addition, if new indebtedness is incurred, the risks relating to our ability to service our indebtedness that we face could intensify.

Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

•	limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

•	making us more vulnerable to a downturn in our business or the economy generally; and

•	requiring us to use a substantial portion of our cash to pay principal and interest on our debt, instead of applying those funds to other purposes such as working capital and capital expenditures.

Clinical trials required for our product candidates are expensive and time-consuming, and their outcome is uncertain.

In order to obtain FDA approval to market a new drug product, we or our partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our partners will have to conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more. Delays associated with products for which we are directly conducting preclinical or clinical trials may cause us to incur additional operating expenses. Moreover, we will continue to be affected by delays associated with the preclinical testing and clinical trials of certain product candidates conducted by our partners over which we have no control. The commencement and rate of completion of clinical trials may be delayed by many factors, including, for example:

•	the inability to manufacture sufficient quantities of qualified materials under current good manufacturing practices, or cGMPs, for use in clinical trials;

•	slower than expected rates of patient recruitment;

•	the inability to adequately observe patients after treatment;

•	changes in regulatory requirements for clinical trials;

•	the lack of effectiveness during the clinical trials;

•	unforeseen safety issues;

•	delays, suspension, or termination of the clinical trials due to the institutional review board responsible for overseeing the study at a particular study site; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of the trials.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our human antibody technology. In a small number of instances, we have terminated the development of certain products in the early stages of clinical testing due to a lack of effectiveness. None of these products employed our core fully human antibody technology. In addition, we have determined not to continue the development of one late-stage product candidate due to both a lack of effectiveness and unforeseen safety issues that arose in clinical testing. This product did not employ our core fully human antibody technology. Furthermore, in clinical trials of certain of our fully human antibody products, a number of patients have experienced adverse events such as fever, chills and nausea. The events were expected and were of the type normally associated with clinical trials of antibody based products. These events generally responded to standard medical therapy. In addition, in clinical trials of one of our fully human antibody products, a small number of patients experienced anticipated drug-related autoimmune adverse events, such as dermatitis and colitis, ranging from mild in most cases to severe in a very small number of instances. Almost all of these events responded to medical therapy. We cannot assure you that additional safety issues will not arise with respect to our products in the future.

To date, we have experienced slower than expected rates of patient recruitment in certain of our clinical trials. As a result, in certain instances, we have experienced delays in our product development and clinical testing. In addition, data obtained from clinical trials of our products to date have been insufficient to demonstrate safety and efficacy under applicable FDA guidelines. As a result, these data will not support an application for regulatory approval without further clinical trials. Clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for any of our product candidates. We expect to commence new clinical trials from time to time in the course of our business as our product development work continues. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

Success in early clinical trials may not be indicative of results obtained in later trials.

Results of our early clinical trials and those of our partners using our human antibody technology are based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval.

In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development. For example, the FDA is in the process of moving several product categories currently regulated by the agency’s Center for Biologics Evaluation and Research, or CBER, to the agency’s Center for Drug Evaluation and Research, or CDER. These product categories include monoclonal antibodies as well as cytokines, growth factors, enzymes, interferons and certain proteins. The effect that this reorganization at the FDA will have on clinical trials and product approval outcomes or timing is uncertain, but could cause delays or other currently unforeseeable effects.

Product candidates employing our antibody technology may fail to gain market acceptance.

Even if clinical trials demonstrate the safety, effectiveness, potency and purity of products developed by us or our partners using our technology and all regulatory approvals have been obtained, product candidates employing our antibody technology may not gain market acceptance among physicians, patients, third-party payors and the medical community. For example, the current delivery systems for antibody-based therapeutic products are intravenous and subcutaneous injection, which are generally less well received by patients than tablet or capsule delivery. The degree of market acceptance of any product candidates employing our technology will depend on a number of factors, including, for example:

•	establishment and demonstration of clinical efficacy, potency and safety, especially as compared to conventional treatments;

•	cost-effectiveness;

•	alternative treatment methods;

•	reimbursement policies of government and third-party payors; and

•	marketing and distribution support for our product candidates.

In addition, many of our activities involve genetic engineering in animals and animal testing. These types of activities have been the subject of controversy and adverse publicity. Animal rights groups and various other organizations and individuals have attempted to stop genetic engineering activities and animal testing by lobbying for legislation and regulation in these areas.

If products employing our technology do not achieve significant market acceptance, our business, financial condition and results of operations may be materially harmed.

The successful commercialization of our antibody products will depend on obtaining coverage and reimbursement for use of these products from third-party payors.

Sales of pharmaceutical products largely depend on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. Without the financial support of the governments or third-party payors, the market for products employing our human antibody technology will be limited. These third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of our products. Such studies may require us to dedicate a significant amount of resources. Our project candidates may not be considered cost-effective. Third-party payors may not reimburse sales of products employing our human antibody technology, or enable us or our partners to sell them at profitable prices.

Third-party payors control health care costs by limiting both coverage and the level of reimbursement for new health care products. In the future, the United States government may institute price controls and further limits on Medicare and Medicaid spending. Internationally, medical reimbursement systems vary with differing degrees of regulation. Pricing controls and reimbursement limitations could affect the payments we receive from sales of products generated using our human antibody technology. These variations could harm our ability and the ability of our partners to sell products generated using our human antibody technology in commercially acceptable quantities at profitable prices.

Our manufacturing facilities may not continue to meet regulatory requirements and have limited capacity.

Before approving a new drug or biologic product, the FDA requires that the facilities at which the product will be manufactured are in compliance with current good manufacturing practices, or cGMP requirements. To be successful, our therapeutic products must be manufactured for development and, following approval, in commercial quantities, in compliance with regulatory requirements and at acceptable costs. While we believe our current facilities are adequate for the limited production of product candidates for clinical trials, our facilities are not adequate to produce sufficient quantities of any products for commercial sale.

If we are unable to establish and maintain a manufacturing facility or secure third party manufacturing capacity within our planned time and cost parameters, the development and sales of our products and our financial performance may be materially harmed.

We may also encounter problems with the following:

•	production yields;

•	quality control and assurance;

•	shortages of qualified personnel;

•	compliance with FDA regulations, including the demonstration of purity and potency;

•	changes in FDA requirements;

•	production costs; and/or

•	development of advanced manufacturing techniques and process controls.

We are aware of only a limited number of companies on a worldwide basis that operate manufacturing facilities in which our product candidates can be manufactured under cGMP regulations, a requirement for all pharmaceutical products. We are currently pursuing late-stage clinical and commercial supply agreements with cGMP-compliant third party manufacturers with available capacity to meet our internal production timetables. As of December 31, 2003, we had not yet entered into any such agreements. It would take a substantial period of time for a contract facility that has not been producing antibodies to begin producing antibodies under cGMP regulations. We cannot make assurances that we will be able to contract with any of these companies on acceptable terms or in a timely manner, if at all.

In addition, we and any third-party manufacturer will be required to register manufacturing facilities with the FDA and other regulatory authorities. The facilities will be subject to inspections confirming compliance with cGMP or other regulations. If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, or revocation of a pre-existing approval. As a result, our business, financial condition and results of operations may be materially harmed.

We are, in part, dependent on our partner’s willingness and/or ability to devote resources to the development of product candidates or otherwise support our business as contemplated in our partnership agreements.

We depend, in part, on our partners to support our business, including the development of products generated through the use of our antibody technology. We currently, or in the future may, rely on our partners to:

•	access proprietary antigens for the development of product candidates;

•	access skills and information that we do not possess;

•	fund our research and development activities;

•	manufacture products;

•	fund and conduct preclinical testing and clinical trials;

•	seek and obtain regulatory approvals for product candidates; and/or

•	commercialize and market future products.

Our dependence on our partners subjects us to a number of risks, including:

•	our partners have significant discretion whether to pursue planned activities;

•	we cannot control the quantity and nature of the resources our partners may devote to product candidates;

•	our partners may not develop products generated using our antibody technology as expected; and

•	business combinations or significant changes in a partner’s business strategy may adversely affect that partner’s willingness or ability to continue to pursue these product candidates.

If we do not realize the contemplated benefits from our partners, our business, financial condition and results of operations may be materially harmed.

Our existing partnerships may not be completed or may be terminated, and we may not be able to establish additional partnerships.

We have entered into binding letters of intent or memoranda of understanding with Genmab A/S, Athersys, Inc., and Regeneron Pharmaceuticals, Inc. These binding letters of intent or memoranda of understanding include the principal terms of these transactions, which will be incorporated into definitive agreements. By their terms, these letters of intent and memoranda of understanding will remain in full force and effect and the parties will operate in accordance with their terms until such time as definitive agreements are executed. If we are unable to agree on the terms of a definitive agreement with respect to one or more of these partners, our business may be harmed.

Our licensing partners generally have the right to terminate our partnerships at any time. Our ability to continue our current partnerships and to enter into additional partnerships is dependent in large part on our ability to successfully demonstrate that our HuMab-Mouse technology is an attractive method of developing fully human antibody therapeutic products. We have generated only a limited number of fully human antibody therapeutic product candidates pursuant to our collaboration agreements and only sixteen product candidates generated with our human antibody technology have entered clinical testing. Existing or potential partners may pursue alternative technologies, including those of our competitors, or enter into other transactions that could make a collaboration with us less attractive to them. For example, if an existing partner purchases a company that is one of our competitors, that company could be less willing to continue its collaboration with us. In addition, a company that has a strategy of purchasing companies rather than entering into partnership arrangements might have less incentive to enter into a collaboration agreement with us. Moreover, disputes may arise with respect to the ownership of rights to any technology or products developed with any current or future partner. Lengthy negotiations with potential new partners or disagreements between us and our partners may lead to delays or termination in the research, development or commercialization of product candidates. If we are not able to establish additional partnerships on terms that are favorable to us or if a significant number of our existing partnerships are terminated and we cannot replace them, we may be required to increase our internal product development and commercialization efforts. This would likely:

•	limit the number of product candidates that we will be able to develop and commercialize;

•	significantly increase our need for capital; and/or

•	place additional strain on management’s time.

Any of the above may materially harm our business, financial condition and results of operations.

Our goals and/or strategy may conflict with those of our partners.

We may have goals and/or strategies that may conflict with those of our partners that could adversely affect our business. For example, our partners may pursue alternative technologies, including those of our competitors. Disputes may arise with respect to the ownership of rights to any technology or products developed with any partner. If our partners pursue alternative technologies or fail to develop or commercialize successfully any product candidate to which they have obtained rights from us, our business, financial condition and results of operations may be materially harmed.

Due to the size of our equity interest in Genmab, we must include a portion of its income and losses in our financial statements.

Due to the size of our interest in Genmab, we are currently required to account for our equity interest in Genmab under the equity method of accounting, which provides that we must include a portion of Genmab’s income and losses equal to our percentage equity interest in Genmab in our consolidated financial statements. For the years ended December 31, 2000, 2001 and 2002, our share of Genmab’s losses were approximately $0.4 million, $7.3 million and $19.6 million, respectively. For the nine-month period ended September 30, 2003, our share of Genmab’s net loss was $11.6 million. Genmab has publicly stated that it anticipates that it will incur substantial losses as it expands its research and product development efforts. As Genmab’s losses continue to increase, the aggregate amount of such losses we must include in our consolidated financial statements will also increase.

Our strategic investments in our partners whose securities are publicly traded expose us to equity price risk and, in addition, investments in our partners may be deemed impaired, which would affect our results of operations.

We have a number of strategic investments which expose us to equity price risk. These investments may become impaired which would adversely affect our results of operations.

We are exposed to equity price risk on our strategic investments in our publicly-traded partners, including Genmab, Northwest Biotherapeutics, Inc., Seattle Genetics, Inc., Protein Design Labs, Inc. and Tularik, Inc., and as part of our business strategy, we may choose to make additional similar investments in public companies in the future. As these investments are the result of strategic alliances with our collaborative partners, we typically do not attempt to reduce or eliminate our market exposure of these types of strategic investments. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” these investments are designated as available-for-sale and are reported at fair value on our consolidated balance sheet. Unrealized holding gains and losses on available-for-sale securities are generally excluded from earnings and reported within other comprehensive income which is a separate component of shareholders’ equity. Under our accounting policy, marketable equity securities are generally considered to be impaired if their fair value is less than our cost basis in such securities for more than six months, or some other period in light of the particular facts and circumstances surrounding the investment. If a decline in the fair value of available-for-sale securities is considered to be other than temporary, the cost basis of the security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings as an impairment charge. For the year ended December 31, 2002, we recorded impairment charges of approximately $40.5 million (of which approximately $31.0 million related to Genmab) on our strategic investments in publicly traded companies. During the six months ended June 30, 2003, no impairment charges were recorded related to the value of our investments. If we deem these investments to be further impaired at the end of any future reporting period, we may incur additional impairment charges on these investments.

In addition, we have investments in several of our partners whose securities are not publicly traded such as IDM. Because these securities are not publicly traded, the value of our investments in these companies are inherently more difficult to estimate than our investments in publicly traded companies. We estimate the value of these investments by using information acquired from industry trends, the management of these companies, financial statements, and other external sources. Based on the information acquired through these sources, we record an investment impairment charge when we believe an investment has experienced a decline in value that is considered to be other than temporary. For the year ended December 31, 2002, we recorded impairment charges of approximately $2.4 million on our investments in privately-held companies. During the nine months ended September 30, 2003, no impairment charges were recorded related to the value of our investments in privately held companies. Future adverse changes in market conditions or adverse changes in operating results of these companies may also require an impairment charge in the future.

We are dependent on our key personnel.

We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our business may suffer. In particular, we depend on the services of Donald L. Drakeman, Ph.D., our President and Chief Executive Officer, Nils Lonberg, Ph.D., our Senior Vice President and Scientific Director and Geoffrey Nichol, Ph.D., our Senior Vice President, Product Development. We maintain a key man life insurance policy for Dr. Drakeman in the amount of $2.0 million and are in the process of applying for key man life insurance policies in the amount of $1.0 million for each of Dr. Lonberg and Dr. Nichol. We have entered into employment agreements with Dr. Drakeman and all of our other executive officers, which expire in January 2007. Thereafter, all of these agreements are automatically renewed for successive one (1) year terms unless we or the employee elect not to renew.

For us to pursue product development, marketing and commercialization plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation, manufacturing, marketing and finance. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our business, financial condition and results of operations may be materially harmed.

We depend on patents and proprietary rights.

Our success depends in part on our ability to:

•	protect trade secrets;

•	operate without infringing upon the proprietary rights of others;

•	in-license certain technologies; and

•	apply for, obtain, protect and enforce patents.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. While a number of patents have been issued in the United States and Europe relating to our human antibody technology, we may not be able to obtain patent protection in other countries. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued or enforceable. The patent position of biotechnology companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide sufficient protection against competitors. Also, patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide protection or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information, or breach of these agreements. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. In the event that our technologies may infringe on the patents or violate other proprietary rights of third parties, we and our partners may be prevented from pursuing product development, manufacturing or commercialization. Such a result may materially harm our business, financial condition and results of operations.

Third parties may challenge the validity of our patents and other intellectual property rights, resulting in litigation or other time-consuming and expensive proceedings which could deprive us of valuable rights.

If we become involved in any intellectual property litigation, interference or other judicial or administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially favorable terms, if at all. Therefore, we and our partners may be restricted or prevented from manufacturing and selling products employing our human antibody technology, which would harm our business.

Even though we have received patents pertaining to the HuMAb-Mouse technology, this does not mean that we and our licensees of HuMAb-Mouse technology will have exclusive rights to antibodies against all targets that are made using this technology, or that we or our licensees will have the right to make, develop, use or sell such antibodies.

Our patents covering the HuMAb-Mouse technology include patents that cover particular human antibodies. These patents do not cover all human antibodies.

Our patents may not protect against the importation of products, such as antibodies, made using HuMAb-Mouse technology.

Moreover, other parties could have blocking patent rights to products made using HuMAb-Mouse technology, such as antibodies, and their production and uses, either because of a proprietary position covering the antibody or the antibody’s target. For example, we are aware of certain United States and European patents held by third parties relating to particular targets for their human monoclonal antibodies, to human monoclonal antibodies against various targets and bi-specific products, and the manufacture and use of such products. In particular, we are aware of certain United States and foreign patents and patent applications owned by third parties that pertain to monoclonal antibodies against CTLA-4 and their uses. We are also aware of certain United States and foreign patents and patent applications held by third parties relating to anti-CD4 antibodies, anti-CD30 antibodies, anti-EGFr antibodies, anti-PSMA antibodies, and anti-heparanase antibodies as well as other antibody products under development by us.

We are also aware of a United States patent owned by Genentech, Inc., relating to the production of recombinant antibodies in host cells. We currently produce certain of our products and our partners’ products using recombinant antibodies from host cells and may choose to produce additional products in this manner. If any of our antibody products are produced in the manner claimed in this patent, then we may need to obtain a license, should one be available. If we are unable to obtain a license on commercially reasonable terms, we may be restricted in our ability to make recombinant antibodies using Genentech’s techniques. In addition to the Genentech patent, we are also aware of certain United States patents held by third parties relating to antibody expression in particular types of host cells, including CHO cells, which may be relevant to our current or future manufacturing techniques.

If our antibody products (or those antibody products of our partners using our human antibody technology) or their commercial use or production meet all of the requirements of any of the claims of the aforementioned patents, or patents which may issue from the aforementioned patent applications, then we or our partners may need a license to one or more of these patents. Further, we are aware of a number of other third party patent applications which, if granted, with claims as currently drafted, may cover our and our partners’ current or planned activities. We expect to seek to obtain licenses to such patents when, in our judgment, such licenses are needed. If any licenses are required, there can be no assurance that we will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from using certain of our technologies for the generation of our recombinant human antibody products. Our failure to obtain a license to any technology that we may require may materially harm our business, financial condition and results of operations. We cannot assure you that our products and/or actions in developing or selling recombinant human antibody products will not infringe such patents.

In general, our patent protection may not prevent others from developing competitive products using our technology or other technologies. Similarly, others may obtain patents that could limit our ability and the ability of our partners to use, import, manufacture, market or sell products or impair our competitive position and the competitive position of our partners.

We are not the exclusive owner of the technology underlying the HuMAb-Mouse®. In March 1997, prior to our acquisition of GenPharm International, Inc., GenPharm entered into a cross-license and settlement agreement with Abgenix, Inc., Cell Genesys, Inc., Xenotech, L.P. and Japan Tobacco, Inc., pursuant to which Abgenix and these entities paid us and GenPharm a total of approximately $38.6 million during 1997 and 1998. This payment was in exchange for a non-exclusive license to certain patents, patent applications, third-party licenses and inventions pertaining to the development and use of certain transgenic rodents, including mice, that produce fully human antibodies that are integral to our products and business. These patents, licenses and inventions form the basis of our HuMAb-Mouse technology. Our business may suffer from the competition of these entities or if any of these entities breach the cross-license and settlement agreement.

We are not the exclusive owner of the technology underlying the KM-Mouse®. Effective September 4, 2002, we entered into a collaboration and license agreement with Kirin Brewery Co., Ltd., superseding the letter of intent entered into by us with Kirin in December 1999. Under this agreement, we and Kirin have exchanged certain cross-licenses for each other’s technology for the development and commercialization of human antibody products made using the HuMAb-Mouse, the Kirin mice (TC Mouse™ and HAC Mouse™) and the KM-Mouse. Kirin has certain rights to distribute and use such mice throughout the world. Our business may suffer as a consequence of competition from Kirin or if the collaboration and license agreement were breached or terminated for any reason.

We have had and may continue to face product liability claims related to the use or misuse of products employing our antibody technology.

The administration of drugs to humans, in clinical trials or after commercialization, may expose us to product liability claims. Consumers, healthcare producers or persons selling products based on our technology may be able to bring claims against us based on the use of our products in clinical trials and the sale of products based on our technology. Product liability claims may be expensive to defend and may result in large judgments against us. We have obtained limited product liability coverage for our clinical trials, under which coverage limits are $10 million per occurrence and $10 million in the aggregate. Although we believe these coverage limits are adequate, we cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. We intend to increase our coverage limits as we progress into additional late-stage clinical trials and to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for products in development. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.

In November 1998, we voluntarily suspended clinical trials for one of our products after some patients experienced serious adverse events, or SAEs. This product did not employ our core fully human antibody technology and we have determined not to pursue further development of this product. As a result of these SAEs, we received a small number of claims, of which five resulted in lawsuits being filed. All of these lawsuits have been settled for insubstantial amounts. We cannot make assurances that additional claims will not be filed against us relating to these SAEs or arising out of any other clinical trial we have conducted or will conduct in the future.

Generally, our trials are conducted in patients with serious life-threatening diseases for whom conventional treatments have been unsuccessful or for whom no conventional treatment exists, and during the course of treatment, these patients could die or suffer adverse medical effects for reasons that may or may not be related to our products. To date, in trials of one of our products, we have experienced mortalities in a very small number of patients which we believe will not materially affect our ability to continue with trials of this product as planned. Any of these events could result in a product liability claim. Any such claims against us, regardless of their merit, could result in significant awards against us which could materially harm our business, financial condition and results of operations.

We face intense competition and rapid technological change.

The development of biotechnology and pharmaceutical products is a highly competitive business subject to significant and rapid technological change. We face competition in several different forms. First, our human antibody generation activities currently face competition from several competitors with similar technology to ours as well as distinctly different technologies. The actual products being developed by us or by our partners also face actual and potential competition. Developments by our competitors may render our human antibody technology obsolete or non-competitive.

We are aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapeutics. Some of these companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Many of these companies are addressing the same diseases and disease indications as we and our partners. Also, we compete with companies that offer antibody generation services to companies that have disease related target antigens. These competitors have specific expertise or technology related to antibody development. We compete directly with Abgenix, with respect to the generation of fully human antibodies from transgenic mice. In addition, we have entered into agreements with each of Kirin and Genmab, respectively, that grant these companies licenses to our proprietary technology platform, enabling them to compete with us in offering antibody generation and development services in certain markets. Xenerex Biosciences and XTL Biopharmaceutical, Ltd. have developed technology that, according to Xenerex and XTL, will allow them to generate fully human monoclonal antibodies in functionally modified mice. Numerous additional companies are developing therapeutic products comprising human antibody components. Furthermore, several companies are developing, or have developed, technologies that do not involve immunization of animals for creating antibodies comprising human antibody sequences. For example, phage and yeast display technology is being used by companies, such as Abbott Laboratories, Cambridge Antibody Technology Group plc, or CAT, Dyax Corp., Genetastix Corporation and MorphoSys AG to develop therapeutic products comprising human antibody sequences. Companies such as Johnson & Johnson, MedImmune, Inc.,

Amgen, Biogen Idec Inc., Novartis, Genentech, Inc., Protein Design Labs, Inc., Wyeth, Abbott and Corixa Corporation have generated therapeutic products that are currently on the market and that are derived from recombinant DNA that comprise human antibody components.

Other technologies can also be applied to the treatment of the diseases that we or our partners are pursuing. For example, immunoconjugates—monoclonal antibodies linked to toxins or radioactive isotypes—are being developed by others. In addition, the application of recombinant DNA technology to develop potential products consisting of proteins (such as growth factors, hormones, enzymes, receptor fragments and fusion proteins, or cytokines) that do not occur normally in the body, or occur only in small amounts, has been underway for some time. Included in this group are interleukins such as IL-2 and IL-11, interferons alpha, beta and gamma, colony stimulating factors such as G-CSF and GM-CSF, clotting factors, growth hormones, erythropoeitin, DNAse, tPA, glucocerebrosidase, PDGF, and a number of other biological response modifiers. Continuing development of new chemical entities and other drugs by large pharmaceutical companies carries with it the potential for discovery of agents for treating disease indications also targeted by drugs that we or our partners are developing.

Some of our competitors have received regulatory approval or are developing or testing product candidates that compete directly with product candidates employing our antibody technology. Many of these companies and institutions, either alone or together with their partners, have substantially greater financial resources and larger research and development staffs than we or some of our partners do. In addition, many of these competitors have significantly greater experience than we do in:

•	developing products;

•	undertaking preclinical testing and clinical trials;

•	obtaining FDA and other regulatory approvals of products; and

•	manufacturing and marketing products.

Accordingly, our competitors may obtain patent protection, receive FDA approval or commercialize products before we or our partners do. If we or our partners commence commercial product sales, we or our partners will be competing against companies with greater marketing and manufacturing capabilities, areas in which we and certain of our partners have limited or no experience.

We also face intense competition from other pharmaceutical and biotechnology companies to establish partnerships, as well as relationships with academic and research institutions, and to license proprietary technology. These competitors, either alone or with their partners, may succeed in developing technologies or products that are more effective than ours.

We are subject to extensive and costly government regulation.

Product candidates employing our human antibody technology are subject to extensive and rigorous domestic government regulation including regulation by the FDA, the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record-keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import, and export of biopharmaceutical products. The FDA regulates human antibodies as biologics, subject to a Biologic License Application, or BLA, under the Public Health Services Act, as amended. If products employing our human antibody technology are marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding United States regulation.

Government regulation substantially increases the cost of researching, developing, manufacturing, and selling our products. The regulatory review and approval process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive and uncertain. We or our partners must obtain regulatory approval for each product we intend to market, and the manufacturing facilities used for the products must be inspected and meet legal requirements. Securing regulatory approval requires the submission of extensive preclinical and clinical data and other supporting information for each proposed therapeutic indication in order to establish the product’s safety, efficacy, potency and purity for each intended use. The development and approval process takes many years, requires substantial resources, and may never lead to the approval of a product. Failure to obtain regulatory approvals, or delays in obtaining regulatory approvals may:

•	adversely affect the successful commercialization of any drugs that we or our partners develop;

•	impose additional costs on us or our partners;

•	diminish any competitive advantages that we or our partners may attain; and

•	adversely affect our receipt of revenues or royalties.

Even if we are able to obtain regulatory approval for a particular product, the approval may limit the indicated uses for the product, may otherwise limit our ability to promote, sell, and distribute the product, may require that we conduct costly post-marketing surveillance, and/or may require that we conduct ongoing post-marketing studies. Material changes to an approved product, such as, for example, manufacturing changes or revised labeling, may require further regulatory review and approval. Once obtained, any approvals may be withdrawn, including, for example, if there is a later discovery of previously unknown problems with the product, such as a previously unknown safety issue. If we, our partners or our contract manufacturers fail to comply with applicable regulatory requirements at any stage during the regulatory process, such noncompliance could result in, among other things:

•	delays in the approval of applications or supplements to approved applications;

•	refusal of a regulatory authority, including the FDA, to review pending market approval applications or supplements to approved applications;

•	warning letters;

•	fines;

•	import and/or export restrictions;

•	product recalls or seizures;

•	injunctions;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications or licenses;

•	recommendations by the FDA or other regulatory authorities against governmental contracts; and

•	criminal prosecutions.

In certain cases, we expect to rely on our partners to file investigational new drug applications, or INDs, with the FDA and to direct the regulatory approval process for products employing our human antibody technology. Our partners may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for their product candidates employing our human antibody technology. If they fail to obtain required governmental approvals, our partners will be delayed or precluded from marketing these products. As a result, commercial use of products employing our technology will not occur and our business, financial condition and results of operations may be materially harmed.

We do not have, and may never obtain, the regulatory approvals we need to market our product candidates.

Following completion of clinical trials, the results are evaluated and, depending on the outcome, submitted to the FDA in the form of a BLA or a New Drug Application, or NDA, in order to obtain FDA approval of the product and authorization to commence commercial marketing. In responding to a BLA or NDA, the FDA may require additional testing or information, may require that the product labeling be modified, may impose post-approval study or reporting requirements or other restrictions on product distribution, or may deny the application. The timing of final FDA review and action varies greatly, but can take years in some cases and often involves the input of an FDA advisory committee of outside experts. Product sales in the United States may commence only when a BLA or NDA is approved.

To date, we have not applied for or received the regulatory approvals required for the commercial sale of any of our products in the United States or in any foreign jurisdiction. None of our product candidates has been determined to be safe and effective, and we have not submitted an NDA or BLA to the FDA or to any foreign regulatory authorities for any of our product candidates. We have only limited experience in filing and pursuing applications necessary to obtain regulatory approval. As a result, it is possible that none of our product candidates will be approved for marketing.

Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results; the product candidate was not effective in treating the specified disease or condition; the product candidate had harmful side effects on humans or presented unacceptable safety risks; the governing regulatory authorities (such as the FDA) denied approval to the product candidate altogether or denied a commercially important indicated use; the product candidate was not economical for us to manufacture; and/or the product candidate was not cost effective in light of alternative therapies. We cannot guarantee that we will ever be able to produce commercially successful products.

If we or our manufacturing partners do not obtain and maintain current Good Manufacturing Practices, we will not be able to commercialize our product candidates.

We will depend on our own manufacturing facilities and on those of our partners and other third parties to manufacture products generated through the use of our human antibody technology. Before commercializing a new drug, manufacturers must demonstrate compliance with the applicable cGMP regulations which include quality control and quality assurance requirements as well as the maintenance of extensive records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding foreign and state authorities, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing for products generated through the use of our technology. In addition, cGMP requirements are constantly evolving, and new or different requirements may apply in the future. We, our partners or third party contract manufacturers may not be able to comply with the applicable regulations. After regulatory approvals are obtained, the subsequent discovery of previously unknown problems, or the failure to maintain compliance with existing or new regulatory requirements, may result in restrictions on the marketing of a product, withdrawal of the product from the market, seizures, the shutdown of manufacturing facilities, injunctions, monetary fines and/or civil or criminal sanctions.

Even if approved, our products will be subject to extensive post-approval regulation.

Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved BLA or NDA is subject to periodic and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the BLA or NDA. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials.

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, also as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.

Our operations involve hazardous materials and are subject to environmental, health and safety controls and regulations.

As a biopharmaceutical company, we are subject to environmental, health and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with environmental, health and safety regulations is substantial. Our business activities involve the controlled use of hazardous materials and we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially harm our business, financial condition and results of operations.

Our stock price may be volatile.

There has been significant volatility in the market prices of biotechnology companies’ securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include, by way of example:

•	fluctuations in our operating results;

•	announcements of technological innovations or new commercial therapeutic products by us or our competitors;

•	published reports by securities analysts;

•	progress with clinical trials;

•	governmental regulation;

•	developments in patent or other proprietary rights;

•	developments in our relationship with collaborative partners;

•	public concern as to the safety and effectiveness of our products; and

•	general market conditions.

During the two-year period ended December 31, 2003, the closing sale prices of our common stock ranged between $2.70 and $18.19. The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these or other factors, including the sale or attempted sale of a large amount of our common stock into the market. Broad market fluctuations may also adversely affect the market price of our common stock.

We have obligations to issue shares of our common stock in the future, which may have a dilutive effect on the shares of our common stock currently outstanding.

As of December 31, 2003, we had 11,629,594 shares of common stock reserved for issuance pursuant to options which had been granted under our stock option plans having a weighted average exercise price of $8.32 per share and we had reserved 3,395,090 shares of common stock for issuance pursuant to future grants of options under our stock option plans. We have filed registration statements on Form S-8 covering all of these shares. Shares issued pursuant to these plans, other than shares issued to affiliates, will be freely tradable in the open market. Shares held by affiliates may be sold pursuant to the requirements of Rule 144.

In addition, as of that date, there were 459,676 shares reserved for issuance pursuant to a deferred compensation plan. The shares reserved for the deferred compensation plan will be issued in various amounts over various periods of time during the next four years. We have filed a registration statement on Form S-8 covering those shares. Shares issued pursuant to this plan, other than shares issued to affiliates, will be freely tradable in the open market. Shares held by affiliates may be sold pursuant to the requirements of Rule 144.

As of December 31, 2003, we had reserved 677,063 shares of common stock for issuance pursuant to our 2002 Employee Stock Purchase Plan. We have filed a registration statement on Form S-8 covering 177,063 of those shares. The remaining 500,000 shares have not yet been registered but we intend to file a registration statement covering these shares prior to issuance under this plan. Upon the effectiveness of such registration statement, all shares issued under this plan, other than shares issued to affiliates, will be freely tradable on the open market. Shares held by affiliates may be sold pursuant to the requirements of Rule 144.

The exercise of all or a portion of the outstanding options may result in a significant increase in the number of shares of our common stock that will be subject to trading on The Nasdaq National Market, Inc. or NASDAQ, and the issuance and sale of the shares of our common stock upon the exercise thereof may have an adverse effect on the price of our common stock.

As of December 31, 2003, we had 6,067,961 shares of common stock reserved for issuance pursuant to the conversion of $175.0 million aggregate principal amount of our 4.50% Convertible Subordinated Notes due 2006. Holders of these notes may convert their notes into shares of common stock at any time prior to maturity or their redemption by us at a conversion rate of 34.6789 shares per each $1,000 principal amount of notes ($28.84 per share), subject to adjustment. Shares issued upon conversion of these notes will be freely tradable in the open market without restriction or further registration under the Securities Act except for shares held by our affiliates, which will be subject to the resale limitations of Rule 144.

As of December 31, 2003, we had 18,601,190 shares of common stock reserved for issuance pursuant to the conversion of $125.0 million aggregate principal amount of our 4.25% Convertible Senior Notes due 2010. Holders of these notes may convert their notes into shares of common stock at any time prior to maturity or their redemption by us at a conversion rate of 148.8261 shares per each $1,000 principal amount of the notes ($6.72 per share), subject to adjustment.

Future sales of our common stock or other securities could cause the market price of our common stock to decline.

As of December 31, 2003, we had 79,007,564 shares of common stock outstanding, of which 2,003,720 are restricted securities as that term is defined in Rule 144 under the Securities Act. Under certain circumstances, these restricted securities may be sold without registration pursuant to such rule. We are unable to predict the effect that sales made under Rule 144 or pursuant to any registration may have on the market price of our common stock. The sale of a significant number of additional securities, or even the possibility thereof, may lower the market price of our common stock.

We have a filed registration statement on Form S-3 under the Securities Act relating to 3,791,346 shares of common stock that may be offered by one of our stockholders. These shares of common stock are freely tradable without restriction or further registration under the Securities Act except for shares held by our affiliates, which will be subject to resale limitations of Rule 144.

In addition, we have filed a shelf registration statement on Form S-3 under the Securities Act relating to the sale of up to $297.15 million of any of the following securities:

•	debt securities;

•	preferred stock;

•	common stock; or

•	warrants to purchase debt securities, preferred stock or common stock.

We have also filed a registration statement on Form S-3 under the Securities Act of which this prospectus forms a part, that relates to the sale by certain selling securityholders of our $125.0 million convertible senior notes due August 15, 2010, and up to 18,601,190 shares of our common stock which may be issued upon the conversion of the notes. Upon the effectiveness of this registration statement, the notes and the shares of common stock will be freely tradable without restriction or further registration under the Securities Act except for shares held by our affiliates, which will be subject to resale limitation of Rule 144. In connection therewith, we have agreed to use our best efforts to keep the registration statement continuously effective until the earliest of (i) the sale of all outstanding registrable securities registered under the registration statement; (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of us; (iii) all the registrable securities have ceased to be outstanding (whether as a result of redemption, repurchase, cancellation, conversion or otherwise); and (iv) two years after the effective date of the registration statement.

Upon the occurrence of certain change of control events of our company, we are required to offer to repurchase all of our debt, which may adversely affect our business and the price of our common stock.

Upon the occurrence of certain change of control events of our company, we are required to offer to repurchase all of our outstanding 4.50% convertible subordinated notes due 2006. As of the date of this prospectus, $175.0 million aggregate principal amount of these notes was outstanding. In addition, in such event we will be required to offer to repurchase all of our outstanding 4.25% convertible senior notes due August 15, 2010. As of the date of this prospectus, $125.0 million aggregate principal amount of these notes was outstanding. In each instance, we may pay the repurchase price in cash or, at our option, in common stock. These change of control events include, without limitation, (i) the acquisition by any third party of at least 50% of our common stock; or (ii) our merger or consolidation with or into any other person, any merger or consolidation of another person into us or our sale or other disposal of all or substantially all of our assets, except in certain limited circumstances provided in the indentures relating to the notes. Such repurchase rights may be triggered at a time at which we do not have sufficient funds available to pay the repurchase price in cash or determine that payment in cash is otherwise inadvisable. In such event, the issuance of a significant number of additional shares of common stock in payment of the repurchase price may lower the market price of our common stock.

Our restated certificate of incorporation, by-laws, shareholder rights plan and New Jersey law contain provisions that could delay or prevent an acquisition of our company even if the acquisition would be beneficial to our shareholders, and as a result, our management may be come entrenched and hard to replace.

In May 2001, our board of directors adopted a shareholder rights plan. The shareholder rights plan provides for a dividend of one preferred share purchase right on each outstanding share of our common stock. Each right entitles shareholders to buy 1/1000th of a share of our Series A junior participating preferred stock at an exercise price of $150.00. Each right will become exercisable following the tenth day after a person or group announces an acquisition of 20% or more of our common stock. We will be entitled to redeem the rights at $0.001 per right at any time on or before the close of business on the tenth day following acquisition by a person or group of 20% or more of our common stock.

The shareholder rights plan and certain provisions of our restated certificate of incorporation and amended and restated by-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. This could limit the price that certain investors might be willing to pay in the future for our common stock.

The provisions of our restated certificate of incorporation and by-laws include:

•	a classified board of directors;

•	a requirement that special meetings of shareholders be called only by our board of directors, chairman of the board, chief executive officer or president;

•	advance notice requirements for shareholder proposals and nominations;

•	limitations on the ability of shareholders to amend, alter or repeal our by-laws; and

•	the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

We are also afforded the protections of the New Jersey Shareholders Protection Act. This New Jersey statute contains provisions that impose restrictions on shareholder action to acquire control of our company.

The effect of the provisions of our shareholder rights plan, restated certificate of incorporation and by-laws and New Jersey law may discourage third parties from acquiring control of our company. In addition, these measures may result in the entrenchment of our management and may prevent or frustrate any attempt by shareholders to replace or remove our current management.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We intend to retain any future earnings to finance the growth and development of our business and we do not plan to pay cash dividends on our common stock in the foreseeable future.

Legislative and regulatory actions, Nasdaq rules, potential new accounting pronouncements and higher insurance costs may impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with frequency and may occur in the future and we may make changes in our accounting policies in the future. For example, effective January 1, 2003, we changed our method of accounting for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). Previously, we were not required to recognize amounts related to asset retirement obligations. Under SFAS No. 143, we now recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS No. 143 resulted in an increase in net property, buildings and equipment of approximately $1.4 million, recognition of an asset retirement obligation liability of approximately $2.2 million and a cumulative effect of a change in accounting principle of approximately $0.8 million or $0.01 per share.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, are creating uncertainty with respect to, among other things, the enforcement of these new standards and the potential effect thereof for companies such as ours. Insurance costs are increasing as a result of this uncertainty and other factors. Investments required to comply with changes in SEC, Nasdaq and accounting rules may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks Related to the Offering

The notes are unsecured, and future indebtedness could effectively rank senior to the notes.

The notes are unsecured (except as set forth under the section herein entitled “Description of Notes—Security”) and will rank equal in right of payment with our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to any future secured indebtedness to the extent of the value of the assets that secure the indebtedness. The notes will also be “structurally subordinated” to all indebtedness and other liabilities of our existing and future subsidiaries, including trade payables in existence currently or in the future. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes, payment on the notes could be less, ratably, than on any secured indebtedness. We may not have sufficient assets remaining after payment to our secured creditors and creditors of our existing and future subsidiaries to pay amounts due on any or all of the notes then outstanding.

The indenture governing the notes does not prohibit or limit us or our subsidiaries from incurring additional indebtedness and other liabilities, from pledging assets to secure such indebtedness and liabilities or from providing guarantees of indebtedness under the indenture. The incurrence of additional indebtedness, and in particular the granting of a security interest to secure the indebtedness, could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we will incur additional indebtedness in the future, some or all of which may be secured indebtedness.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Medarex except to the extent described under “Description of the Notes—Repurchase at Option of Holders Upon a Change in Control.”

We may be unable to repurchase the notes upon a repurchase event.

You may require us to repurchase all or any portion of your notes upon a repurchase event, including, for example, the occurrence of a “change of control” under the terms of the indenture. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock or a combination of cash and common stock. Although there are currently no restrictions on our ability to pay the repurchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt.

Because it is unlikely that an active trading market for the notes will develop, you may not be able to sell your notes. You should therefore be prepared to hold the notes until maturity unless you convert them into shares of common stock.

On July 23, 2003, we issued the notes to the initial purchasers in a private placement. The notes are eligible to trade in PORTAL, the Private Offering, Resale and Trading through Automated Linkages Market of the National Association of Securities Dealers, Inc., a screen-based automated market for trading securities for qualified institutional buyers. However, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the notes. We do not intend to list the notes on any national securities exchange or on The NASDAQ National Market. The notes constitute a new issue of securities for which there is no established trading market. Because the notes will not be listed on NASDAQ or a national securities exchange, it is unlikely that an active trading market for the notes will develop. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. Whether or not the notes will trade at lower prices depends on many factors, including:

•	prevailing interest rates and the markets for similar securities;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

If a trading market does not develop, you may be required to hold the notes to maturity unless you convert them into shares of common stock.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Sections 27A and 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our expectations, beliefs, intentions, or strategies regarding the future. Forward-looking statements include, without limitation, statements in “Summary—Medarex, Inc.,” “Risk Factors,” “Business,” and elsewhere in this offering circular regarding, among other things, uncertainties relating to our technology; history of operating losses and anticipation of future losses; uncertainty of product development; need for additional capital and uncertainty of change; uncertainty of patent and proprietary rights; uncertainties related to clinical trials; government regulation and uncertainty of obtaining regulatory approval; dependence on key personnel; dependence on research collaborators and scientific advisors; uncertainty of health care reform measures and third-party reimbursement and risk of product liability. All forward-looking statements included in this offering circular are based on information available to us, as of the date hereof, and we do not assume any obligation to update any such forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors detailed in the section entitled “Risk Factors” above. Accordingly, in addition to the other information in this offering circular, such factors should be considered carefully. References to our products, business, financial results or financial condition should be considered to refer to us and our subsidiaries unless the context otherwise requires.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on The NASDAQ National Market under the symbol “MEDX.” The following table sets forth, during the periods indicated, the high and low closing sales prices per share of our common stock, as reported on The NASDAQ National Market:

	Common Stock Price
	High	Low
Year ended December 31, 2002
First Quarter	$18.19	$13.62
Second Quarter	$16.53	$7.00
Third Quarter	$8.50	$3.35
Fourth Quarter	$5.10	$2.70
Year ended December 31, 2003
First Quarter	$4.19	$2.71
Second Quarter	$7.25	$3.24
Third Quarter	$7.63	$4.71
Fourth Quarter	$7.29	$5.95
Year ending December 31, 2004
First Quarter (through January 29, 2004)	$9.32	$6.41

The last reported sale price of our common stock on The NASDAQ National Market on January 29, 2004 was $8.50. As of such date, there were approximately 500 stockholders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends. We do not anticipate declaring or paying cash dividends in the foreseeable future. Instead, we will retain our earnings, if any, for the future operation and expansion of our business.

RATIO OF EARNINGS TO FIXED CHARGES

Ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. For purposes of computing this ratio of earnings to fixed charges, earnings consist of pre-tax loss from continuing operations adjusted by adding fixed charges. Fixed charge consist of interest expense, amortization of financing costs and estimated interest component of rental expense on operating leases.

	Year ended December 31,					Six months ended June 30, 2003
	1998	1999	2000	2001	2002
Ratio of earnings to fixed charges	—	—	—	2.08	—	—

Earnings were insufficient to cover fixed charges by $22.2 million, $17.6 million, $9.7 million, $106.8 million and $79.6 million for the fiscal years ended December 31, 1998, 1999, 2000 and 2002 and the nine months ended September 30, 2003, respectively.

CAPITALIZATION

The following table shows our capitalization at September 30, 2003. You should also refer to our consolidated financial statements and the related notes incorporated by reference in this prospectus.

September 30, 2003 (1)
(dollars in thousands) (unaudited)
4.50% Convertible Subordinated Notes due 2006	$175,000
4.25% Convertible Senior Notes due August 15, 2010	125,000
Shareholders’ equity
Preferred stock, $1.00 par value, 2,000 shares authorized; none issued and outstanding	—
Common stock, $.01 par value; 200,000,000 shares authorized; 78,466,141 shares issued and 77,897,156 shares outstanding actual and as adjusted (1)	785
Capital in excess of par value	633,064
Treasury stock, at cost, 568,985 shares	(1,431)
Deferred compensation	1,127
Accumulated other comprehensive income	7,687
Accumulated deficit	(375,621)

Total shareholders’ equity	265,611

Total capitalization	$565,611

(1)	Excludes (i) the 18,601,190 shares of common stock issuable upon conversion or repurchase of $125.0 million aggregate principal amount of our 4.25% convertible senior notes due August 15, 2010, (ii) 6,067,961 shares of common stock reserved for issuance pursuant to the conversion or repurchase of $175.0 million aggregate principal amount of our 4.50% convertible subordinated notes due 2006, (iii) 6,614,739 shares of our common stock reserved for issuance pursuant to future grants of options under our stock option plans and (iv) 8,443,542 shares of our common stock reserved for issuance pursuant to outstanding options under our stock option plans.

BUSINESS

We are a biopharmaceutical company focused on the discovery and development of human antibody-based therapeutic products. We believe that our UltiMAb Human Antibody Development System enables us to rapidly create and develop therapeutic products for a wide range of diseases, including cancer, inflammation, autoimmune disease and other life-threatening and debilitating diseases.

We believe that antibodies are proven candidates for therapeutic products. To date, the United States Food and Drug Administration, or FDA, has approved fourteen antibody-based therapeutic products for sale in the United States. In 2002, twelve of these products generated aggregate worldwide sales in excess of $4.5 billion. We intend to participate in this market, and to this end, are developing an expanding pipeline of therapeutic antibody products generated through the use of our proprietary UltiMAb technology.

Sixteen antibodies derived from our UltiMAb human antibody development technology are currently in human clinical trials or have had regulatory applications submitted for such trials for a wide range of diseases, such as cancer (including various lymphomas), rheumatoid arthritis, multiple sclerosis and psoriasis. Four of these products are fully owned by Medarex: MDX-010 (Phase II), MDX-060 (Phase II), MDX-070 (Phase I/II) and MDX-214 (Phase I/II) for the treatment of cancer, lymphoma and/or HIV. One antibody for autoimmune disease, MDX-018 (Phase I/II), is being jointly developed with our partner, Genmab A/S, and four are being developed by Genmab: HuMax™-CD4 (Phase II) for psoriasis and lymphoma, HuMax-IL15 (Phase II) for rheumatoid arthritis, HuMax EGFr (Phase I/II) for head and neck cancer and HuMax-CD20 (Phase I/II) for Non-Hodgkin’s Lymphoma. Additionally, our licensing partners, including Novartis Pharma AG and Centocor, Inc. (a subsidiary of Johnson & Johnson), among others, are developing a total of seven antibodies, for anti-inflammatory, autoimmune diseases and cancer, that are currently in early clinical trials. We and our partners also have a number of product candidates in preclinical development. The preceding information regarding the clinical status of products is based on our and our partner’s public disclosure.

As of December 31, 2003, we have more than 45 partnerships with pharmaceutical and biotechnology companies to jointly develop and commercialize products or to enable other companies to use our proprietary technology in their development of new therapeutic products. These companies include industry leaders such as Amgen, Inc., Centocor, Inc. (a subsidiary of Johnson & Johnson), Pfizer, Inc., Eli Lilly & Company, Human Genome Sciences, Inc., Abbott Laboratories, Novartis, Novo Nordisk A/S and Schering AG. Some of our partnerships are licensing partnerships, with the potential to pay us licensing fees, milestone payments and royalty payments; others are collaborative partnerships and provide for the sharing of product development costs, as well as any revenues, expenses and profits associated with products arising under the collaboration.

In addition to our UltiMAb Human Antibody Development System, we have considerable experience in preclinical and clinical development as well as in manufacturing antibodies for clinical trials. Our existing manufacturing facility in Annandale, New Jersey currently has the capacity to develop up to 15 new antibody projects per year for clinical development purposes, meeting our near-term production demands. We have assembled a team of experienced scientific, production, clinical and regulatory personnel to facilitate the discovery, development and commercialization of antibody-based products for us and for our partners. We intend to add sales and marketing and additional manufacturing capabilities as needed.

We are working to build one of the industry’s largest clinical pipelines of human antibody-based therapeutics for the treatment of cancer and other life-threatening and debilitating diseases. To this end, we have implemented a business strategy involving the expansion and diversification of our product pipeline and partnerships and an increase in our resources to develop, manufacture and commercialize products. We intend to capitalize on the value of our own human antibody products by developing them through late stage clinical trials and/or regulatory approval. We believe this will allow us to retain substantial commercial rights or profit sharing opportunities with regard to these products. In addition, we are enhancing and expanding our partnerships, which provide us the opportunity to participate in the development and commercialization of substantially more product candidates than we could using only our own resources. We believe our business strategy will allow us to build and maximize value by delivering a productive clinical pipeline of medically important and commercially successful products.

DESCRIPTION OF THE NOTES

The notes were issued under an indenture between us and Wilmington Trust Company, as trustee. Because this section is a summary, it does not describe every aspect of the notes, the indenture and the pledge agreement. The following summaries of certain provisions of these documents do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the notes, the indenture, the pledge agreement and the registration rights agreement, including the definitions therein of certain terms.

General

The notes are senior unsecured (except to the extent described under the section below entitled “—Security”) obligations of Medarex. The notes are limited to $125,000,000 aggregate principal amount. The notes mature and we are required to repay the principal amount of the notes in full on August 15, 2010.

The notes bear interest at the rate of 4.25% per annum from July 23, 2003, or from the most recent payment date to which interest has been paid as duly provided for. Interest is payable semi-annually in arrears on August 15 and February 15 of each year, commencing on February 15, 2004. Interest payable per $1,000 principal amount of notes for the period from the issue date to February 15, 2004 will be approximately $23.85.

You may convert the notes into shares of our common stock initially at the conversion rate of 148.8261 shares of common stock per each $1,000 aggregate principal amount of notes, subject to adjustment in certain circumstances, or approximately $6.72 per share, at any time before the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. Holders of notes called for redemption or submitted for repurchase will be entitled to convert the notes up to and including the business day prior to the date fixed for redemption or repurchase, as the case may be. The conversion rate may be adjusted as described below.

Prior to August 15, 2006, we may redeem the notes at our option, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date and the “make-whole” payments described below under the section entitled “—Provisional Redemption,” if the price of our common stock closes above 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the notice of redemption. At any time on or after August 15, 2006, we may redeem the notes at our option, in whole or in part, at the redemption prices set forth below under the section entitled “—Optional Redemption,” plus accrued and unpaid interest to the redemption date. If we experience a change in control, you will have the right to require us to repurchase your notes as described below under the section entitled “Repurchase at Option of Holders Upon a Change in Control.”

The notes will rank equal in right of payment with any existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to any future secured indebtedness to the extent of the value of the assets securing such indebtedness (other than with respect to payments on the notes derived from U.S. treasury securities pledged by us to the securities intermediary for the exclusive benefit of the holders of the notes). The notes will also be “structurally subordinated” to the indebtedness and other liabilities of our existing subsidiaries and any future subsidiaries, including trade payables in existence on or after the date hereof. This occurs because our right to receive any assets of our subsidiaries upon their liquidation and reorganization, and your right to participate in those assets, will be effectively subordinated to claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. If we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to us. In addition, our secured creditors will be entitled to receive payment on their claims by realizing on the collateral securing their claims prior to your right and that of our other senior unsecured creditors in respect of that collateral. As of June 30, 2003, our subsidiaries had approximately $2.4 million of indebtedness and other liabilities as to which the notes would have been “structurally subordinated,” excluding intercompany liabilities. Neither we nor our subsidiaries are limited or restricted from incurring additional indebtedness, including secured debt, or providing guarantees of indebtedness under the indenture. The indenture does not impose any financial or similar covenants on us or our subsidiaries.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

We initially issued the notes in the form of a global security. Upon the issuance of the global security, DTC (referred to as the depository) credited the accounts of persons holding through it with the respective principal amounts of the notes represented by such global security. Ownership of beneficial interests in the global security is limited to persons that have accounts with the depository (“participants”) or persons that hold interests through participants. Ownership of beneficial interests by participants in the global security is shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository for such global security. Ownership of beneficial interests in such global security held through each participant is shown on, and the transfer of that ownership interest through such participant will be effected only through, records maintained by such participant. The foregoing may impair the ability to transfer beneficial interests in the global security.

The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

•	DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note or DTC ceases to be a registered clearing agency or ceases doing business or announces an intention to cease doing business; or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot receive notes registered in your name if they are represented by the global note;

•	you cannot receive physical certificated notes in exchange for your beneficial interest in the global notes;

•	you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

•	all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on their behalf.

Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

We will make payments of interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of liquidated damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

We have been informed that DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC’s practice is to determine by lot the amount of the holdings of each participant to be redeemed.

We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedure DTC will mail an omnibus proxy to us as soon as possible, after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose account the notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

DTC has also advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act;

•	DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants;

•	participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

•	certain participants, or their representatives, together with other entities, own DTC; and

•	indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC’s or any participant’s records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Security

We entered into a pledge agreement with Wilmington Trust Company, as securities intermediary, we have purchased and pledged to the securities intermediary, as security for the notes and for the exclusive benefit of the holders of the notes, a portfolio of approximately $15.8 million of U.S. treasury securities. This treasury portfolio consists of U.S. treasury securities that mature on or prior to the business day immediately preceding each of the first six interest payment dates for the notes in such amounts as will be sufficient to provide for payments in full of the first six scheduled interest payments on the notes when due.

The treasury portfolio is held by the securities intermediary in a pledge account. Immediately prior to an interest payment date, the securities intermediary will release from the pledge account proceeds sufficient to pay interest then due on the notes. If such funds are not sufficient, we will make an additional payment to the holders of the notes in an amount necessary to ensure that the interest payment due on such interest payment date is paid in full. A failure to pay interest on the notes when due, including on any of the first six scheduled interest payment dates, will constitute an event of default (as defined below) under the indenture.

In limited circumstances involving an event of default under the notes, the pledged U.S. treasury securities and the pledge account will also secure the repayment of the principal amount of the notes and our obligation to pay the additional payment pursuant to a provisional redemption as described below under the section entitled “—Provisional Redemption.” If prior to the date on which the sixth scheduled interest payment on the notes is due:

•	an event of default under the notes or the indenture governing the notes occurs and is continuing and there is an acceleration of the notes that is not rescinded; or

•	in connection with a provisional redemption, we fail to pay the principal amount (including the additional payment payable upon such provisional redemption) of the notes,

then the proceeds from the pledged U.S. treasury securities will be promptly released for payment to the note holders, subject to the automatic stay provisions of bankruptcy law, if applicable.

Distributions from the pledge account will be applied:

•	first, to any accrued and unpaid interest on the notes; and

•	second, to the extent available, to the repayment of a portion of the principal amount (including our obligation to pay the additional payment pursuant to a provisional redemption) of the notes.

Thereafter, the note holders would have an unsecured claim against us for the remainder of the unpaid principal amount (including our obligation to pay the additional payment pursuant to a provisional redemption) of their notes.

Upon payment of the sixth scheduled interest payment on the notes on August 15, 2006 or the earlier redemption of the notes in full pursuant to a provisional redemption, all of the remaining pledged U.S. treasury securities and cash, if any, will be released to us from the pledge account and thereafter the outstanding notes will be unsecured.

Conversion Rights

You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. The conversion rate will be equal to 148.8261 shares of common stock per $1,000 principal amount of notes. The conversion rate is equivalent to a conversion price of approximately $6.72 per share of common stock. The conversion rate is subject to adjustment as described below. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day prior to the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

You may convert all or part of any note by delivering the note at the corporate trust office of the trustee, Wilmington Trust Company, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained by the trustee. In the case of a global note, DTC will affect the conversion upon notice from the holder of a beneficial interest in the global note in accordance with DTC’s rules and procedures. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate(s) will then be sent by the trustee to the conversion agent for delivery to the holder of the note being converted. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the preceding interest payment date to the date of conversion, except as described below. However, if you are a holder of a note on a regular record date, including a note surrendered for conversion after the regular record date, you will receive the interest payable on such note on the next succeeding interest payment date. Accordingly, any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the second business day following the next succeeding interest payment date.

No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares of common stock upon conversion. Instead, we will pay cash in lieu of fractional shares of common stock based on the market price of our common stock at the close of business on the last trading day prior to the conversion date. For a summary of the U.S. federal income tax considerations relating to conversion of a note, see “United States Federal Income Tax Considerations—Conversion of Notes.”

If you deliver a note for conversion, you will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

The conversion rate will be adjusted on the occurrence of, among other things:

(1)	dividends and other distributions payable in our common stock on shares of our capital stock;

(2)	the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of such common stock as of the record date for shareholders entitled to receive such rights, options or warrants; provided that the conversion rate will be readjusted to the extent that such rights, options or warrants are not exercised prior to their expiration;

(3)	subdivisions, combinations and reclassifications of our common stock;

(4)	distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets, not including:

•	those dividends, rights, options, warrants and distributions referred to above;

•	dividends and distributions paid exclusively in cash as referred to in clauses (5) or (6) below; and

•	distributions upon mergers or consolidations discussed below;

(5)	distributions consisting exclusively of cash, excluding cash distributed upon a merger or consolidation discussed below, to all or substantially all holders of our common stock, in which case the conversion rate will be adjusted so that it equals the rate determined by multiplying the conversion rate in effect on the record date of the cash distribution by a fraction whose numerator is the market price of a share of our common stock on the record date and whose denominator is the same price per share on the record date less the amount of the cash distribution per share; or

(6)	the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with:

•	any cash and the fair market value of other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made; and

•	the aggregate amount of any cash distributions to all holders of our common stock within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

Notwithstanding the foregoing, in no event will the conversion rate exceed 189.7533 shares of common stock per $1,000 principal amounts of notes, which we refer to the “maximum conversion rate,” as a result of an adjustment pursuant to clauses (5) or (6) above.

We have issued rights to all of our holders of common stock pursuant to our shareholder rights plan described under “Description of Capital Stock—Shareholder Rights Plan.” If any holder converts notes prior to the rights trading separately from the common stock, the holder will be entitled to receive rights in addition to the common stock. Following the occurrence of a separation event, holders will only receive common stock upon a conversion of any notes without the right. Instead, upon the occurrence of the separation event, the conversion ratio will be adjusted. If such an adjustment is made and the rights are later redeemed, invalidated or terminated, then a reversing adjustment will be made.

We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order to avoid or diminish any income tax to holders of our common stock resulting from certain dividends, distributions or issuances of rights or warrants. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

In the event that we consolidate or merge with or into another entity or another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. This adjustment will not be made for a merger or sale of all or substantially all of our assets that does not result in any reclassification, conversion, exchange or cancellation of the common stock.

We may increase the conversion rate for any period of at least 20 days if our board of directors determines that the increase would be in our best interest. The board of directors’ determination in this regard will be conclusive. We will give holders of notes at least 15 days’ notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock equals or exceeds the conversion price by 105% in connection with an event that otherwise would be a change in control as defined below.

If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares of common stock into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of the notes. See “Material United States Federal Income Tax Considerations—U.S. Holders.”

Provisional Redemption

We may redeem, at our option, some or all of the notes at any time prior to August 15, 2006 upon at least 30 and not more than 60 days’ notice by mail to the holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date and the additional “make-whole” payment described below, if (1) the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing the notice of redemption and (2) the shelf registration statement covering resales of the notes and the common stock is effective and available for use and is expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required.

If we redeem notes under these circumstances, we will make an additional “make-whole” payment on the redeemed notes equal to $130.10 per $1,000 principal amount of the notes, less the amount of any interest actually paid and any interest accrued and unpaid on the notes prior to the redemption date. We must make these “make-whole” payments on all notes called for redemption prior to August 15, 2006, including notes converted after the date we mailed the notice. The “make-whole” payments will not be reduced by the amount of interest accrued and unpaid to the redemption date in the case of notes converted after the date we mail the notice. We may make these “make-whole” payments, at our option, either in cash or, subject to the satisfaction of the conditions in the indenture, in our common stock or a combination thereof. We will specify the type of consideration for the “make-whole” payment in the redemption notice.

Payments made in our common stock will be valued at 95% of the average of the closing sales prices of our common stock on The Nasdaq National Market (or other United States national securities exchange where our common stock is traded) for the five consecutive trading days ending on the third trading day prior to the redemption date.

Optional Redemption

On and after August 15, 2006, we may redeem the notes, in whole or in part, at our option, at any time at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on August 15, 2006 of the following years:

Year	Redemption Price
2006	102.4%
2007	101.8%
2008	101.2%
2009	100.6%

In each case, we will also pay accrued and unpaid interest to the redemption date. The indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

We or a third party may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we or a third party purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the initial purchasers, be re-issued or resold or may, at our or such third party’s option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

Payment and Conversion

We will make all payments of principal and interest on the notes by dollar check drawn on an account maintained at a bank in The City of New York. If you hold registered notes with a face value greater than $2,000,000, at your request we will make payments of principal or interest to you by wire transfer to an account maintained by you at a bank in The City of New York.

Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on August 1 or February 1, whether or not a business day, immediately preceding the relevant interest payment date (a “regular record date”). If you hold registered notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee’s agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Notes may be surrendered for conversion at the corporate trust office of the trustee. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under the section entitled “—Conversion Rights.”

We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the indenture, we will maintain an office or agency in the Borough of Manhattan, New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with the section entitled “— Notices” below.

All monies deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

Repurchase at Option of Holders Upon A Change in Control

If a “change in control” as defined below occurs, you will have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or any integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with accrued and unpaid interest to, but excluding, the repurchase date. Because the number of shares of common stock to be delivered to holders of notes in payment of the repurchase price, should we elect this payment option, is determined on the basis of the market price of our common stock after we have given notice of the occurrence of the change in control and prior to the repurchase date, the value of the shares of common stock on the date of delivery to holders may be more or less than the repurchase price had we elected to pay such price in cash.

At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock or a combination of cash and common stock valued at 95% of the average of the closing sales prices of our common stock on The Nasdaq National Market (or other United States national securities exchange where our common stock is traded) for the five consecutive trading days ending on the third trading day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy certain conditions provided in the indenture. If any condition is not satisfied, such as the condition that there be no restrictions on any transfer of the shares, the repurchase price may be paid only in cash.

Within 30 days after the occurrence of a change in control, we are obligated to give each registered holder of notes notice of the change in control and of the repurchase right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, a registered holder must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of such holder’s exercise of its repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

A change in control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)	any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2)	we merge or consolidate with or into any other person, any merger of another person into us or we convey, sell, transfer or lease or otherwise dispose of all or substantially all of our assets to another person, other than any such transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•

pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.

However, a change in control will not be deemed to have occurred if:

•	the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of a change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those five trading days; or

•	all of the consideration, excluding cash payments for fractional shares of our common stock and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change in control under clause (1) and (2) in the preceding paragraph above consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on The Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depository receipts or other certificates representing common equity interests.

For purposes of these provisions:

•	the conversion price is equal to $1,000 divided by the conversion rate;

•	whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act; and

•	a “person” includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

We may arrange for a third party to make an offer to repurchase the notes upon a change in control in the manner and otherwise in compliance with the requirements set forth in the indenture applicable to the offer to repurchase the notes validly tendered and not withdrawn under the terms of the offer to repurchase the notes.

The rules and regulations promulgated under the Exchange Act require the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with these rules to the extent they apply at that time.

The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of the conveyance, transfer, sale, lease or disposition of less than all of our assets may be uncertain.

The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you. For example, we could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other indebtedness.

Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Moreover, a change in control could cause an event of default under, or be prohibited or limited by, the terms of our other debt. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur. Any such default may, in turn, cause an event of default under our other debt.

Mergers and Sales of Assets

We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any entity to consolidate with or merge into us or convey, transfer, sell or lease such person’s properties and assets substantially as an entirety to us unless:

•	the surviving entity formed by such consolidation or into or with which we are merged or the surviving entity to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the U.S., any state within the U.S. or the District of Columbia and, if we are not the surviving entity, the surviving entity executes and files with the trustee a supplemental indenture assuming the due and punctual payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	an officer’s certificate and legal opinion relating to these conditions is delivered to the trustee.

Upon any permitted consolidation, merger, sale or lease, we will be discharged from, and the surviving or successor corporation will succeed to, all of our obligations under the indenture and the notes.

Events of Default

The following are events of default under the indenture:

•	we fail to pay the principal of or premium (including any “make-whole” payment), if any, on any note when due;

•	we fail to pay any interest, including any liquidated damages, on any note when due, which failure continues for 30 days;

•	we fail to provide notice of a change in control;

•	we fail to perform any other covenant in the indenture, which failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

•	any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or any of our significant subsidiaries, in an aggregate principal amount in excess of $20 million is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

•	the pledge agreement in favor of the holders of the notes governing the pledge of the portfolio of U.S. treasury securities, as such agreement may be amended, restated, supplemented or otherwise modified from time to time, shall cease to be in full force and effect or enforceable in accordance with its terms, other than in accordance with its terms; and

•	certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries (as defined in the indenture).

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have furnished reasonable indemnity to the trustee. Subject to providing indemnification to the trustee and other conditions provided for in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the nonpayment of principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization occurs and is continuing, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults.

You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

•	you give the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered reasonable indemnity to the trustee to institute proceedings;

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request; and

•	the trustee shall have failed to institute such proceeding within 60 days of the written request.

However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, premium, if any, or interest, including liquidated damages, on your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

We will be required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Meetings, Modification and Waiver

The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the notes.

Other modifications and amendments of the indenture may be made, compliance by us with certain restrictive provisions of the indenture may be waived and any past defaults by us under the indenture (except a default in the payment of principal, premium, if any, or interest) may be waived, either:

•	with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding; or

•	by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least a majority in aggregate principal amount of the notes at the time outstanding represented at such meeting.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	change the stated maturity of the principal or interest of a note;

•	reduce the principal amount of, or any premium or interest on, any note;

•	reduce the amount payable upon a redemption or mandatory repurchase;

•	modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

•	modify the ranking of the notes in a manner adverse to the holders;

•	impair the right of any holder of notes to receive payment of interest on the first six scheduled interest payment dates from the portfolio of pledged U.S. treasury securities;

•	modify our right to redeem the notes in a manner adverse to the holders;

•	change the place or currency of payment on a note;

•	impair the right to institute suit for the enforcement of any payment on any note;

•	adversely affect the right to convert the notes other than a modification or amendment required by the terms of the indenture;

•	modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

•	reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

•	reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

Registration Rights

We entered into a registration rights agreement with the initial purchasers, a copy of which has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. In the registration rights agreement we have agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, referred to as the registrable securities, that we will, at our expense:

•	use our best efforts to cause the registration statement, of which this prospectus is a part, to be declared effective under the Securities Act no later than February 13, 2004; and

•	use our best efforts to keep continuously effective the registration statement until the earliest of (i) the sale of all outstanding registrable securities registered under the registration statement; (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of us; (iii) all the registrable securities have ceased to be outstanding (whether as a result of redemption, repurchase, cancellation, conversion or otherwise); and (iv) two years after the effective date of the registration statement.

We are permitted to suspend the use of this prospectus in connection with the sale of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of this prospectus may not, however, exceed a total of 30 days in any 90-day period or a total of 90 days in any 12-month period. We will provide to each holder of registrable securities copies of this prospectus, notify each holder when the registration statement has become effective, notify each holder of any suspension of the use of this prospectus and take certain other actions required to permit public resales of the registrable securities.

We may, upon written notice to all holders of notes, postpone having the registration statement declared effective for a reasonable period not to exceed 90 days if we possess material non-public information, the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, additional interest, referred to as “liquidated damages,” will accrue on the notes if on or prior to February 13, 2004, the registration statement is not declared effective. Such event is referred to as a registration default.

In that case, liquidated damages will accrue on any notes and shares issued on conversion of the notes which are then registrable securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid in cash semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

The rates at which liquidated damages will accrue will be as follows:

•	0.25% of the principal amount per annum to and including the 90th day after the registration default; and

•	0.5% of the principal amount per annum from and after the 91st day after the registration default.

In addition, liquidated damages will accrue on any notes and shares of common stock issued upon conversion of the notes which are then registrable securities if:

•	the registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the registration statement, for more than 30 days, whether or not consecutive, during any 90-day period; or

•	the registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

In either event, liquidated damages will accrue at a rate of 0.5% per annum with respect to any notes and shares of common stock issued upon conversion of the notes which are then registrable securities from the 31st day of the 90-day period or the 91st day of the 12-month period until the earlier of the following:

•	the time the holders of registrable securities are again able to make sales under the registration statement; or

•	the earliest of (i) the sale of all outstanding registrable securities registered under the registration statement; (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of us; (iii) the date all registrable securities have ceased to be outstanding (whether as a result of redemption, repurchase, cancellation, conversion or otherwise); and (iv) two years after the effective date of the registration statement.

A holder who elects to sell any registrable securities pursuant to the registration statement:

•	will be required to be named as a selling securityholder in this prospectus;

•	may be required to deliver a prospectus to purchasers;

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales; and

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

We will mail a notice and questionnaire to the holders of registrable securities not less than 30 calendar days prior to the effective time of the registration statement.

No holder of registrable securities will be entitled:

•	to be named as a selling security holder in the shelf registration statement as of the date the registration statement is declared effective; or

•	to use this prospectus for offers and resales of registrable securities at any time, unless such holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire.

Holders of registrable securities will, however, have at least 28 calendar days from the date on which the notice and questionnaire is first mailed to return a completed and signed notice and questionnaire to us. If we are required to send out a supplemental notice and questionnaire because of comments we receive from the SEC, holders of registrable securities may have less than 28 calendar days from the date on which the supplemental notice and questionnaire is first mailed to return a completed and signed supplemental notice and questionnaire to us.

Beneficial owners of registrable securities who have not returned a notice and questionnaire by the questionnaire deadline described above may receive another notice and questionnaire from us upon request. Following our receipt of a completed and signed notice and questionnaire, we will include the registrable securities covered thereby in the shelf registration statement.

We agreed in the registration rights agreement to use our best efforts to cause the shares of common stock issuable upon conversion of the notes to be listed for quotation on The NASDAQ National Market. However, if the common stock is not then quoted on The NASDAQ National Market, we will use our best efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then primarily traded, upon effectiveness of the registration statement.

This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Notices

Notice to holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Satisfaction and Discharge

We may discharge our obligations under the indenture, except as to the right of conversion and certain other rights of holders specified in the indenture, while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Replacement of Notes

We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

We will pay all stamp and other duties, if any, that may be imposed by the U.S. or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes or of shares of common stock upon conversion of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Governing Law

The indenture, the notes, the pledge agreement and the registration rights agreement will be governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee and Securities Intermediary

If an event of default occurs and is continuing, the trustee and securities intermediary will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee and securities intermediary will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have furnished to the trustee reasonable security or indemnity.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock.

General

Our restated certificate of incorporation authorizes the issuance of up to 200,000,000 shares of common stock, $.01 par value per share, and authorizes the issuance of up to 2,000,000 shares of preferred stock, $1.00 par value per share, the rights and preferences of which may be established from time to time by the Board of Directors. As of December 31, 2003, 79,501,080 shares of common stock were issued and 79,007,564 shares of common stock were outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our directors and holders of the remaining shares by themselves cannot elect any directors. The holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock have the right to a ratable portion of the assets remaining after payment of liabilities. All shares of common stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and non-assessable.

Preferred Stock

Our authorized preferred stock consists of 2,000,000 shares, par value $1.00 per share. Our restated certificate of incorporation grants the Board of Directors the authority to issue by resolution shares of preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers, if any, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the rate or rates at which, and the other terms and conditions on which, dividends shall be payable; whether and on what terms the shares constituting any series shall be redeemable, subject to sinking fund provisions, or convertible or exchangeable; and the liquidation preferences, if any, of such series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of preferred stock that would have the right to vote, separately or with any other series of preferred stock, on any proposed amendment to our restated certificate of incorporation, or any other proposed corporate action, including business combinations and other transactions. In connection with our shareholders rights plan, our Board of Directors has designated 250,000 shares of preferred stock as Series A Junior Participating Preferred Stock.

The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

Shareholder Rights Plan

We have 250,000 shares of Series A Junior Participating Preferred Stock authorized and reserved for issuance in connection with our shareholder rights plan set forth in our Rights Agreement dated May 23, 2001 with Continental Stock Transfer & Trust Company, as rights agent. Each outstanding share of our common stock has one preferred stock purchase right. The rights expire on July 6, 2011 unless exchanged or redeemed prior to that date. Our Board of Directors may extend the expiration date.

Generally, if any person or group acquires 20% or more of our common stock, the rights holders will be entitled to receive, upon exercise of a preferred stock purchase right, the number of shares of common stock that, at that time, have a market value equal to twice the purchase price of the right. The shares of preferred stock acquired upon exercise of a purchase right are not redeemable and are entitled to preferential quarterly dividends. They are also entitled to preferential rights in the event of liquidation. Finally, if any business combination occurs in which our common shares are exchanged for shares of another company, each preferred share will be entitled to receive 1,000 times the amount received per common share of Medarex.

If we are acquired in a business combination, the purchase rights holders will be entitled to acquire, for the purchase price, the number of shares of common stock of the acquiring corporation that, at the time, have a market value equal to twice the purchase price of the right. Our Board of Directors has the right to redeem the purchase rights in certain circumstances for $.001 per share, subject to adjustment.

The rights plan is designed to protect our shareholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in the Board’s opinion, would impair its ability to represent our shareholders’ interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though a takeover may offer our shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our shareholders.

Certain Special Charter and By-Law Provisions

Our restated certificate of incorporation and by-laws contain certain provisions that may delay, defer or prevent a change in control. Specifically, the Board of Directors is classified. Directors are elected for three year terms with only one class of board members elected each year. In addition, the by-laws provide that special meetings of shareholders may be called only by the President, the Chairman of the Board of Directors or the Board of Directors.

Furthermore, our restated certificate of incorporation, as amended, incorporates all of the provisions of the New Jersey Shareholders Protection Act (the “New Jersey Act”), which provides that resident New Jersey corporations may not engage in certain Business Combinations with any Interested Stockholder (as such terms are defined therein) for a period of five years following the date that such Interested Stockholder became the owner, directly or indirectly, of 10% or more of the voting power of our company, unless (i) such transaction is approved by our Board of Directors prior to the acquisition date, or (ii) the holders of two-thirds (66 2/3%) of our voting stock, excluding the shares of the Interested Stockholder, approve such transaction. The New Jersey Act also precludes the purchase by us (except as hereinafter noted) at a premium over market of any of our voting stock from an Interested Stockholder who has owned such securities for less than five years. Notwithstanding the foregoing, such a purchase would be permitted if the same offer were made to all other holders of the same kind of securities, or the transaction were approved by the holders of 66 2/3% of our outstanding voting stock excluding the shares of any Interested Stockholder, or the Board of Directors approved such a transaction prior to such Interested Stockholder’s acquisition date. Our restated certificate of incorporation, as amended, does not provide for any additional anti-takeover protections other than those set forth in the New Jersey Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

SELLING SECURITYHOLDERS

The notes were originally issued by Medarex and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

The following table sets forth information as of January 30, 2004, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $125,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock into which the notes are convertible. The number of shares of common stock offered hereby is based on the current conversion price of $6.72 per share of common stock and a cash payment in lieu of any fractional shares.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Outstanding Notes Beneficially Owned Prior to Offering	Shares of Common Stock Issuable Upon Conversion of the Notes and Available for Resale(1)	Shares of Common Stock Beneficially Owned Prior to the Offering(2)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering(3)
Polaris Vega Fund L.P.	$2,000,000	1.6%	297,652	297,652	*
Sunrise Partners L.P.	$9,400,000	7.5%	1,398,965	1,398,965	1.7%
Alta Partners Holding LDC	$5,000,000	4.0%	744,130	744,130	*
LLT Limited	$175,000	*	26,044	26,044	*
UBS OConnor LLC—OConnor Global Convertible Arbitrage Master Limited	$4,000,000	3.2%	595,304	595,304	*
DBAG London	$500,000	*	74,413	74,413	*
Calamos Market Neutral Fund—Calamos Investment Trust	$5,000,000	4.0%	744,130	744,130	*
Silverback Master, Ltd.	$9,000,000	7.2%	1,339,434	1,339,434	1.7%
Forest Fulcrum Fund L.P.	$408,000	*	60,721	60,721	*
Associated Electric & Gas Insurance Service Limited	$200,000	*	29,765	29,765	*
Citadel Equity Fund Ltd.	$3,500,000	2.8%	520,891	520,891	*
Citadel Jackson Investment Fund Ltd.	$500,000	*	500,000	500,000	*
Barclays Global Investors Diversified Alpha Plus Funds	$150,000	*	22,323	22,323	*
Forest Multi-Strategy Master Fund SPC	$560,000	*	83,342	83,342	*
Zurich Institutional Benchmarks Master Fund, Ltd.	$250,000	*	37,206	37,206	*
Forest Global Convertible Fund, Ltd., Class A-5	$2,004,000	1.6%	298,247	298,247	*
Lyxor/Forest Fund Ltd.	$1,000,000	*	148,826	148,826	*
Relay 11 Holdings Co.	$125,000	*	18,603	18,603	*
RBC Alternative Assets L.P.	$33,000	*	4,911	4,911	*
Sphinx Convertible Arbitrage SPC	$75,000	*	11,161	11,161	*
Univest Convertible Arbitrage Fund, Ltd.	$110,000	*	16,370	16,370	*
Xavex Convertible Arbitrage 4 Fund	$110,000	*	16,370	16,370	*
Salomon Brothers Asset Management, Inc.	$28,820,000	23.1%	4,289,168	4,289,168	5.2%
Hourglass Master Fund, Ltd.	$8,075,000	6.5%	1,201,770	1,201,770	1.5%
ZCM Asset Holding Co., Inc.	$1,425,000	1.1%	212,077	212,077	*
Radcliffe Spc, Ltd.
For and on behalf of the Class A Crossover Segregated Portfolio	$6,000,000	4.8%	892,957	892,957	1.1%
Aristeia International Limited	$6,768,000	5.4%	1,007,255	1,007,255	1.3%
Aristeia Trading LLC	$1,482,000	1.2%	220,560	220,560	*
MLQA Convertible Securities Arbitrage Ltd.	$5,000,000	4.0%	744,130	744,130	*
Goldman Sachs & Co.	$2,555,000	2.0%	380,251	755,861	*
Excelsior Master Fund L.P.	$1,000,000	*	148,826	148,826	*

*	Less than one percent.
(1)	Consists of shares of common stock issuable upon conversion of the notes, assuming the initial conversion price of $6.72 per share and a cash payment in lieu of any fractional share interests. The conversion price is subject to adjustment as described under the section herein entitled “Description of Notes—Conversion of the Notes.”
(2)	Includes shares of common stock issuable upon conversion of the notes, assuming the initial conversion price of $6.72 per share and a cash payment in lieu of any fractional share interests. The conversion price is subject to adjustment as described under the section herein entitled “Description of Notes—Conversion of the Notes.”

(3)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 79,007,564 shares outstanding as of December 31, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

The initial purchasers purchased all of the notes from us in a private transaction on July 23, 2003. All of the notes were “restricted securities” under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the notes for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

Selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act. To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information concerning the securityholders may change from time to time, and any changed information will be set forth in supplements to this prospectus and/or amendments to the registration statement of which this prospectus is a part, if and when necessary. In addition, the conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and/or the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders of the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the common stock may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	prices related to the prevailing market prices,

•	varying prices determined at the time of sale, or

•	negotiated prices.

These sales may be effected in transactions:

•	for the common stock, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

•	in the over-the-counter market,

•	otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing and exercise of options, whether the options are listed on an options exchange or otherwise, or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. The broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price thereof less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on The NASDAQ National Market under the symbol “MEDX”. We do not intend to list the notes for trading on any national securities exchange or on The NASDAQ National Market and we cannot assure you that any trading market for the notes will develop.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold,

•	the names of the selling securityholders,

•	the respective purchase prices and public offering prices and other material terms of the offering,

•	the names of any participating agents, broker-dealers or underwriters, and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and Medarex will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of any and all commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

This prospectus will only be delivered in printed form by hand or through the mails.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) published rulings and court decisions, all as currently in effect. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the notes or common stock.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (such as banks or financial institutions, life insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons holding notes or common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes, persons subject to the alternative minimum tax provisions of the Code, and U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar). This description deals only with notes and common stock held as capital assets within the meaning of Section 1221 of the Code. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

This subsection describes the tax consequences to a U.S. Holder (as defined below). If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

As used herein, the term “U.S. Holder” means a beneficial owner of a note or common stock that is (i) a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes; (ii) a corporation organized in or under the laws of the U.S. or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust, if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust; or (v) certain trusts in existence on August 20, 1996 that have made a valid election to continue to be treated as U.S. persons.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting.

Under the terms of the notes, if a holder converts a note into our common stock after the record date but prior to the interest payment date (and thus receives the interest payment payable on the interest payment date, notwithstanding that as a result of the conversion the holder is not entitled to retain such payment), the holder is obligated to pay us an amount equal to the interest payable on the converted principal amount. The tax consequences to the holder of the receipt and repayment of this amount are uncertain. We believe that neither the receipt nor the repayment should be taken into account in computing the holder’s taxable income. A taxing authority, however, may require the holder to recognize ordinary income in an amount equal to the interest payment received. In that case, we believe the holder should be allowed an offsetting deduction for the repayment. However, the holder may be required to capitalize (rather than deduct) the repaid interest payment as an addition to the adjusted tax basis in the common stock received in the conversion, or may otherwise be subject to certain limitations on the deductibility of the repaid interest payment.

Additional Payments

If the amount or timing of any payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a U.S. Holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income (rather than capital gain) any gain recognized on a sale, exchange or retirement of the note before the resolution of the contingencies. If, upon a change in control, an investor requires us to repurchase some or all of the investor’s notes and we elect to pay the repurchase price in shares of our common stock, the value of the stock could be greater or less than the sum of the principal amount of the notes and accrued and unpaid interest. Additionally, if we call the notes for provisional redemption prior to August 15, 2006, under certain circumstances U.S. Holders would be entitled to a “make-whole” premium in excess of stated principal and interest. Moreover, U.S. Holders would be entitled to liquidated damages if the notes are not registered with the SEC within prescribed time periods. We do not believe that, because of these potential additional payments, the notes should be treated as contingent debt instruments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments. Unless otherwise noted, this discussion assumes that the notes are not subject to the contingent debt instrument rules.

Sale, Exchange or Redemption of the Notes

A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note, except that the portion of any proceeds attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder has a holding period with respect to the note of more than one year. In general, the maximum U.S. federal income tax rate for non-corporate taxpayers is currently 15% for long-term capital gain that is recognized before January 1, 2009 and 35% for short-term capital gain. For corporate taxpayers, both long-term and short-term capital gains are subject to a maximum U.S. federal income tax rate of 35%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to certain limitations.

If, upon a change in control, a holder requires us to repurchase some or all of the holder’s notes and we elect to pay the repurchase price in shares of our common stock, the redemption would likely qualify as a recapitalization for U.S. federal income tax purposes if the notes qualify as “securities” for those purposes. Whether the notes qualify as “securities” is not free from doubt. Please consult your own tax advisor regarding such determination. If the redemption qualifies as a recapitalization, a U.S. Holder would not recognize any income, gain or loss on the holder’s receipt of our common stock in exchange for notes (except to the extent the stock received is attributable to accrued interest). If the holder receives cash in lieu of fractional shares of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder’s aggregate basis in the stock (including any fractional share for which cash is paid) would equal his adjusted basis in the note. The holder’s holding period for the stock would include the period during which he held the note. If the redemption does not qualify as a recapitalization, a U.S. Holder may recognize income, gain or loss on the holder’s receipt of our common stock in exchange for notes.

Conversion of Notes

A U.S. Holder who converts his note into common stock generally will not recognize any income, gain or loss. The U.S. Holder will recognize gain, however, to the extent that the U.S. Holder receives cash in lieu of a fractional share. The U.S. Holder’s aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note, and the U.S. Holder’s holding period for the stock will include the period during which he held the note. If the holder receives cash in lieu of a fractional share of stock, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share.

Market Discount

A purchaser who purchases notes for less than their original issue price will be subject to the market discount rules. Subject to a de minimis exception, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition exceeds the U.S. Holder’s adjusted tax basis in the note. If applicable, these provisions generally require a U.S. Holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of disposition, unless the U.S. Holder elects to include market discount in income currently as it accrues with a corresponding increase in adjusted tax basis in the note. If you dispose of a note with market discount in certain otherwise non-taxable transactions, you must include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. Holder, under a constant yield method. A U.S. Holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a note with accrued market discount is converted into common stock pursuant to the conversion feature, the amount of such accrued market discount not previously included in income generally will be taxable as ordinary income on disposition of the common stock.

Amortizable Premium

A U.S. Holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium (referred to as Section 171 premium) with a corresponding decrease in adjusted tax basis from the purchase date to the note’s maturity date under a constant-yield method that reflects semi-annual compounding based on the note’s payment period, but subject to special limitations if the note is subject to optional redemption at a premium. Amortizable premium will not include any premium attributable to a note’s conversion feature. The premium attributable to the conversion feature generally is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. Under Treasury Regulations, the amount of amortizable bond premium that a U.S. Holder may deduct in any accrual period is limited to the amount by which the holder’s total interest inclusions on the note in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election to amortize Section 171 premium is not made, a U.S. Holder must include all amounts of taxable interest without reduction for such premium, and may receive a tax benefit from the premium only in computing such U.S. Holder’s gain or loss on disposition of the note.

Dividends

If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the U.S. Holder’s stock. Any remaining excess will be treated as capital gain. We are required to provide shareholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits and is thus taxable. If the U.S. Holder is a U.S. corporation, it generally would be able to claim a deduction equal to a portion of any dividends received. In general, dividends paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2009 are taxable at a maximum rate of 15% provided that such holder holds the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements.

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows U.S. Holders of notes to receive more shares of common stock on conversion may increase those noteholders’ proportionate interests in our earnings and profits or assets. In that case, those noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to those noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result to U.S. Holders of notes, for example, if the conversion price were adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made under a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. On the other hand, if an event occurs that dilutes the noteholders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to the shareholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. Such dividends would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain.

Sale of Common Stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder has a holding period with respect to the stock of more than one year. In general, the maximum U.S. federal income tax rate for non-corporate taxpayers is currently 15% for long-term capital gain that is recognized before January 1, 2009 and 35% for short-term capital gain. For corporate taxpayers, both long-term and short-term capital gains are subject to a maximum U.S. federal income tax rate of 35%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the payee fails to cooperate with the reporting regime by failing to provide the payee’s taxpayer identification number to the payor or by furnishing an incorrect identification number, or if the payee has been notified by the IRS that the payee has failed to report interest or dividends on the payee’s returns. The information reporting and backup withholding rules do not apply to payments to corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

Payments of interest or dividends to individual U.S. Holders of notes or common stock generally will be subject to information reporting, and generally will be subject to backup withholding unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number.

Payments made to U.S. Holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale generally will not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Any amounts withheld from a payment to a U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder.

Non-U.S. Holders

This subsection describes the tax consequences to a Non-U.S. Holder. You are a Non-U.S. Holder if you are, for United States federal income tax purposes (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a foreign partnership, or (iv) an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note. If you are a U.S. Holder, this subsection does not apply to you.

In general, subject to the discussion below concerning backup withholding:

Payments of principal or interest on the notes by us or our paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. federal income tax or U.S. withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a “controlled foreign corporation” within the meaning of Section 957(a) of the Code with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code, and (iii) certain certification requirements (discussed below) are satisfied;

A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (i) such Non-U.S. Holder is an individual who holds the common stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to provisions of the Code applicable to certain U.S. expatriates, or (iv) in the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes. We do not believe that we are currently a USRPHC or that we will become one in the future; and

Interest on the notes not excluded from U.S. federal income tax or U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax.

Even if a Non-U.S. Holder is eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to the Non-U.S. Holder, unless the Non-U.S. Holder has furnished to us or another payor:

•	a valid IRS Form W-8BEN or an acceptable substitute form upon which the Non-U.S. Holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments; or

•	in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by such Non-U.S. Holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing the Non-U.S. Holder’s entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax under a tax treaty, such Non-U.S. Holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. Internal Revenue Service.

The above discussion may be applicable to liquidated damages, if any, received by Non-U.S. Holders. Please consult your own tax advisor regarding such determination.

To satisfy the certification requirements referred to in (a) (iii) above, either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (each a “Financial Institution”) and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is a Non-U.S. Holder or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI in order to claim an exemption from U.S. withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

United States Federal Estate Tax

A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual’s estate for U.S. federal estate tax purposes, unless an applicable U.S. estate tax treaty otherwise applies.

Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

In the case of payments of interest on a note to a Non-U.S. Holder, backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor a paying agent has actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied). However, we and other payors are required to report payments of interest on such Non-U.S. Holders’ notes on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting requirements.

Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker that is a U.S. person or a U.S. related person (either a “controlled foreign corporation” or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.), or a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or such foreign partnership is engaged in a U.S. trade or business, are subject to certain information reporting requirements, unless the payee establishes that it is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge or reason to know that such evidence is false and certain other conditions are met. Such payments are not currently subject to backup withholding.

Payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

If a Non-U.S. Holder fails to establish an exemption and the broker does not possess adequate documentation of the holder’s status as a non-U.S. person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by a Non-U.S. Holder unless the broker has actual knowledge that the holder is a U.S. person.

Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if the proceeds are transferred to an account maintained by the Non-U.S. Holder in the United States, the payment of proceeds or the confirmation of the sale is mailed to the Non-U.S. Holder at a U.S. address, or the sale has some other specified connection with the U.S. as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above (relating to a sale of notes effected at a U.S. office of a broker) are met or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock will be allowed as a refund or credit against such holder’s U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

A holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

The preceding discussion of certain U.S. federal income tax consequences is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding, and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

LEGAL MATTERS

Certain legal matters in connection with the notes and the underlying shares of common stock offered hereby will be passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York. Dwight A. Kinsey, Esq,. a partner of Satterlee Stephens Burke & Burke LLP, owns 6,000 shares of our common stock. Mr. Kinsey also holds options to purchase 40,000 shares of our common stock which he received for services rendered as our Assistant Secretary. No other partner or associate of the law firm owns shares or holds options to purchase any of our shares having a fair market value either individually or in the aggregate in excess of $50,000.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy our reports, proxy statements and other information at the SEC’s public reference room at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	Incorporated documents are considered part of this prospectus;

•	We are disclosing important information to you by referring you to those documents; and

•	Information that we file in the future with the SEC automatically will update and supersede earlier information in or incorporated by reference in this prospectus.

We incorporate by reference the documents listed below and any documents that we file in the future with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the completion of the offering of the notes (other than current reports furnished under Item 9 or Item 12 of Form 8-K):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003 (File No. 000-19312);

•	The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, from our Proxy Statement for our 2003 Annual Meeting of Shareholders, filed with the SEC on April 18, 2003 (File No. 000-19312);

•	Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003 (File No. 000-19312), June 30, 2003 (File No. 000-19312) and September 30, 2003 (File No. 000-19312), filed with the SEC on May 9, 2003, August 12, 2003 and November 13, 2003, respectively;

•	The description of our common stock set forth in our registration statement on Form 8-A filed on February 26, 1997 (File No. 000-19312), including any amendments or reports filed for the purpose of updating this information;

•	The description of our preferred share purchase rights set forth in our registration statement on Form 8-A/A filed on May 25, 2001 (File No. 000-19312); and

You should rely only upon the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover of this document or the date of the document incorporated by reference, as applicable.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Medarex, Inc.

707 State Road

Princeton, New Jersey 08540

(609) 430-2880

ATTN: Secretary

Exhibits to the filings will not be sent, however, unless such exhibits have specifically been incorporated by reference in this document.

We will furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of GENMAB A/S:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Genmab A/S and its subsidiaries (a development stage company) at 31 December 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2002, 2001 and 2000 and, cumulatively, for the period from 11 June 1998 (date of inception) to 31 December 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Copenhagen, 4 March 2003

PricewaterhouseCoopers

Statsautoriseret Revisionsinteressentskab

/s/    Jens Røder

State Authorized Public Accountant

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	31 December 2002	31 December 2002	31 December 2001
		DKK’000	USD’000 (Unaudited)	DKK’000
Current assets:
Cash and cash equivalents		252,946	35,716	165,861
Marketable securities	5	1,115,789	157,548	1,433,374
Other current assets		45,203	6,384	46,582

Total current assets		1,413,938	199,648	1,645,817

Non-current assets:
Plant and equipment	6	88,244	12,460	50,753
Other securities and equity interests	9	11,670	1,648	15,689
Licenses and rights	7	64,600	9,121	95,097
Deposits and other assets		4,684	661	4,277

Total non-current assets		169,198	23,890	165,816

Total Assets		1,583,136	223,538	1,811,633

The accompanying notes are an integral part of the consolidated financial statements.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	31 December 2002	31 December 2002	31 December 2001
		DKK’000	USD’000 (Unaudited)	DKK’000
Liabilities:

Current liabilities:
Trade accounts payable		94,640	13,363	28,275
Accrued liabilities		48,960	6,914	25,332
Short-term portion of payable technology rights	10	13,650	1,927	16,220
Short-term portion of lease liabilities	16	3,150	445	—

Total current liabilities		160,400	22,649	69,827

Long-term liabilities:
Long-term portion of payable technology rights	10	12,942	1,828	29,876
Long-term portion of lease liabilities	16	10,625	1,500	—

Total Liabilities		183,967	25,977	99,703

Commitment and contingencies	16

Shareholders’ Equity:
Common stock, DKK1.00 par value, 22,716,620 shares authorized, issued and outstanding at 31 December 2002 and 21,812,020 at 31 December 2001 and 31 December 2000	11	22,717	3,207	21,812
Share Premium		2,079,994	293,693	1,931,797
Deficit accumulated during development stage		(703,542)	(99,339)	(241,679)

Total Shareholders’ Equity		1,399,169	197,561	1,711,930

Total Liabilities and Shareholders’ Equity		1,583,136	223,538	1,811,633

The accompanying notes are an integral part of the consolidated financial statements.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Note	12 months ended 31 December 2002	12 months ended 31 December 2002	12 months ended 31 December 2001	12 months ended 31 December 2000	Total since inception
		DKK’000	USD’000 (Unaudited)	DKK’000	DKK’000	DKK’000
Costs and expenses:
Research and development costs	8	396,234	55,948	194,205	62,681	669,810
General and administrative expenses	8	86,847	12,263	53,443	22,424	166,090
Impairment loss on manufacturing facility	6	42,907	6,059	—	—	42,907

Total costs and expenses		525,988	74,270	247,648	85,105	878,807

Operating loss		(525,988)	(74,270)	(247,648)	(85,105)	(878,807)

Interest income		70,424	9,943	91,152	28,122	190,702
Interest expenses		(2,184)	(308)	(3,182)	(1,065)	(6,431)
Other income, net	3	(19,338)	(2,729)	(25,954)	33,475	(11,821)

Loss before provision for income taxes		(477,086)	(67,364)	(185,632)	(24,573)	(706,357)
Provision for income taxes	4	326	46	5	—	331

Net loss		(477,412)	(67,410)	(185,637)	(24,573)	(706,688)

Basic and diluted net loss per share (in DKK/USD)		(21.4)	(3.0)	(8.5)	(1.8)

Weighted average number of shares outstanding during the year—basic and diluted		22,336,150	22,336,150	21,812,020	13,939,629

The accompanying notes are an integral part of the consolidated financial statements.

ENMAB A/S (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2002

						Accumulated other comprehensive income
	Number of shares	Share Capital	Share Premium	Deficit accumulated during development stage	Unearned compensation	Unrealized gains/ (losses) on securities	Cumulative translation adjustments	Shareholders’ equity	Shareholders’ equity
		DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	USD’000 (Unaudited)

31 December 2001	21,812,020	21,812	1,931,797	(229,276)	(13,062)	655	4	1,711,930	241,723

Issuance of shares for cash	880,100	880	157,537					158,417	22,368

Expenses related to share issues			(2,923)					(2,923)	(413)

Exercise of warrants	24,500	25	1,330					1,355	191

Adjustment of value of warrants granted			(7,747)		7,747			—	—

Expense recognized for warrants granted					5,315			5,315	750

Loss for the period				(477,412)				(477,412)	(67,410)

Other comprehensive income:

Translations gains and (losses)							4,404	4,404	623

Unrealized loss on marketable securities						(1,063)		(1,063)	(150)

Unrealized exchange rate loss on marketable securities						(854)		(854)	(121)

Comprehensive loss								(474,925)	(67,058)

31 December 2002	22,716,620	22,717	2,079,994	(706,688)	0	(1,262)	4,408	1,399,169	197,561

The accompanying notes are an integral part of the consolidated financial statements.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2001

						Accumulated other comprehensive income
	Number of shares	Share Capital	Share Premium	Deficit accumulated during development stage	Unearned compensation	Unrealized gains/ (losses) on securities	Cumulative translation adjustments	Shareholders’ equity	Shareholders’ equity
		DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	USD’000 (Unaudited)

31 December 2000	21,812,020	21,812	1,921,791	(43,639)	(13,161)	(19,215)	0	1,867,588	263,702

Expenses related to share issues			58					58	8

Adjustment of value of warrants granted			9,948		(9,948)			—	—

Expense recognized for warrants granted					10,047			10,047	1,419

Loss for the period				(185,637)				(185,637)	(26,212)

Other comprehensive income:
Translations gains and (losses)							4	4	1
Unrealized loss on marketable securities						(1,520)		(1,520)	(215)
Unrealized exchange rate gain on marketable securities						21,390		21,390	3,020

Comprehensive loss								(165,763)	(23,406)

31 December 2001	21,812,020	21,812	1,931,797	(229,276)	(13,062)	655	4	1,711,930	241,723

The accompanying notes are an integral part of the consolidated financial statements.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2000

						Accumulated other comprehensive income
	Number of shares	Share Capital	Share Premium	Deficit accumulated during development stage	Unearned compensation	Unrealized gains/ (losses) on securities	Cumulative translation adjustments	Shareholders’ equity	Shareholders’ equity
		DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	USD’000 (Unaudited)

31 December 1999	671,692	672	103,749	(19,066)	(4,489)	0	0	80,866	11,418

Issuance of shares for cash	742,120	742	356,658					357,400	50,465

Issuance of shares for licenses	164,250	164	45,388					45,552	6,432

Exercise of warrants	3,140	3	1,020					1,023	144

Expenses and foreign currency fluctuations related to share issues			(3,716)					(3,716)	(524)

Issuance of bonus shares	14,230,818	14,231	(14,231)					—	—

Issuance of shares at initial public offering	6,000,000	6,000	1,553,689					1,559,689	220,227

Expenses related to initial public offering			(138,604)					(138,604)	(19,571)

Adjustment of value of warrants granted			17,838		(17,838)			—	—

Expense recognized for warrants granted					4,677			4,677	660

Expensed value of transaction entered into by principal shareholder on company’s behalf					4,489			4,489	634

Loss for the period				(24,573)				(24,573)	(3,470)
Other comprehen-sive income:
Translations gains and (losses)							0	—	—
Unrealized gain on marketable securities						3,615		3,615	510
Unrealized exchange rate loss on marketable securities						(22,830)		(22,830)	(3,223)

Comprehensive loss								(43,788)	(6,183)

31 December 2000	21,812,020	21,812	1,921,791	(43,639)	(13,161)	(19,215)	0	1,867,588	263,702

The accompanying notes are an integral part of the consolidated financial statements.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM INCEPTION (11 JUNE 1998) TO 31 DECEMBER 2002

						Accumulated other comprehensive income
	Number of shares	Share Capital	Share Premium	Deficit accumulated during development stage	Unearned compensation	Unrealized gains/ (losses) on securities	Cumulative translation adjustments	Shareholders’ equity	Shareholders’ equity
		DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	DKK’000	USD’000
									(Unaudited)

11 June 1998	125,000	125	0	0	0	0	0	125	18

Issuance of shares for cash	1,895,566	1,896	563,322					565,218	79,808

Issuance of shares for licenses	437,596	438	94,515					94,952	13,407

Exercise of warrants	27,640	27	2,350					2,377	336

Expenses and foreign currency fluctuations related to share issues			(6,814)					(6,814)	(963)

Issuance of bonus shares	14,230,818	14,231	(14,231)					—	—

Issuance of shares at initial public offering	6,000,000	6,000	1,553,689					1,559,689	220,227

Expenses related to initial public offering			(138,546)					(138,546)	(19,563)

Adjustment of value of warrants			20,040		(20,040)			—	—

Expense recognized for warrants granted					20,040			20,040	2,830

Transaction entered into by principal shareholder on company’s behalf			5,670		(5,670)			—	—

Expensed portion of transaction entered into by principal shareholder on company’s behalf					5,670			5,670	801

Loss for the period				(706,688)				(706,688)	(99,784)

Other comprehensive income:
Translation gains and (losses)							4,408	4,408	622
Unrealized gain on marketable securities						1,032		1,032	146
Unrealized exchange rate loss on marketable securities						(2,294)		(2,294)	(324)

Comprehensive loss								(703,542)	(99,340)

31 December 2002	22,716,620	22,717	2,079,994	(706,688)	0	(1,262)	4,408	1,399,169	197,561

The accompanying notes are an integral part of the consolidated financial statements.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12 months ended 31 December 2002	12 months ended 31 December 2002	12 months ended 31 December 2001	12 months ended 31 December 2000	Total since inception
	DKK’000	USD’000 (Unaudited)	DKK’000	DKK’000	DKK’000
Operating activities:
Net loss	(477,412)	(67,410)	(185,637)	(24,573)	(706,688)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	16,971	2,396	3,975	609	21,588
Amortization	30,497	4,306	30,497	19,156	87,884
Impairment loss	42,170	5,954	—	—	42,170
Non-cash interest expense reversed	8,564	1,209	17,410	1,065	27,038
Non-cash interest income and non-cash other income reversed	(9,871)	(1,393)	3,917	(17,744)	(24,225)
Paid technology rights	—	—	(16,912)	—	(16,912)
Expensed value of warrants granted	5,315	750	10,047	4,677	20,040
Other non cash transactions	(384)	(54)	—	4,489	5,286
Changes in operating assets and liabilities, net of acquisition:
Other current assets	1,379	195	(18,467)	(15,415)	(33,748)
Trade accounts payable	51,234	7,235	14,505	11,673	79,509
Accrued liabilities	23,628	3,336	17,442	7,356	48,760

Net cash used in operating activities	(307,909)	(43,476)	(123,223)	(8,707)	(449,298)

Investing activities:
Deposits on leasehold	(407)	(56)	(2,898)	(1,145)	(4,684)
Purchase of plant and equipment	(86,865)	(12,265)	(50,299)	(4,518)	(142,234)
Investments in other securities and equity interests	(1,839)	(260)	(8,411)	(21,505)	(31,755)
Purchase of marketable securities	(5,037,176)	(711,245)	(2,954,921)	(1,740,783)	(9,732,881)
Sales of marketable securities	5,364,432	757,453	3,267,314	—	8,631,749

Net cash provided by (used in) investing activities	238,145	33,627	250,785	(1,767,951)	(1,279,805)

Financing activities:
Cash received from sales of stock, net	155,494	21,955	58	1,774,769	1,979,672
Warrants exercised	1,355	191	—	1,022	2,377

Net cash provided by financing activities	156,849	22,146	58	1,775,791	1,982,049

Net increase (decrease) in cash and cash equivalents	87,085	12,297	127,620	(867)	252,946
Cash and cash equivalents at the beginning of period	165,861	23,419	38,241	39,108	0

Cash and cash equivalents at the end of period	252,946	35,716	165,861	38,241	252,946

Supplemental schedule of non-cash contributions:
Acquisitions of licenses and rights	0	0	0	57,532	57,532

Liabilities assumed	(13,395)	(1,891)	0	(57,532)	(70,927)

Assets acquired	13,395	1,891	0	45,552	108,347

Shares issued for licenses and rights contributed	0	0	0	(45,552)	(94,952)

The accompanying notes are an integral part of the consolidated financial statements.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

1.    Accounting Policies

Basis of Presentation

The financial statements of Genmab A/S (the “company”) are reported in Danish Kroner (DKK) and are prepared in accordance with Generally Accepted Accounting Principles in The United States (US GAAP).

Currencies

The company’s financial statements are published in Danish Kroner. Solely for the convenience of the reader, the financial statements contain a conversion of certain DKK amounts into US Dollars (USD) at specified rates. This conversion has been made at the exchange rate in effect at the balance sheet date. These converted amounts should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rates indicated or at any other rate.

Unless otherwise indicated, translations herein of financial information into USD have been made using the Danish Central Bank closing spot rate on 31 December 2002, which was USD 1.00 = DKK 7.0822.

Consolidated Financial Statements

The consolidated financial statements comprise the parent company, Genmab A/S, and subsidiaries in which Genmab A/S controls more than 50% of the voting rights or otherwise has a controlling interest. The consolidated financial statements consist of Genmab A/S, Genmab B.V., Genmab, Inc. and Genmab, Ltd (Genmab Consolidated), and they are prepared based on the parent company’s and subsidiaries’ financial statements by aggregation of similar financial statement items.

The financial statements used for the consolidation have been prepared using the accounting policies of the group. For the consolidation, intercompany income and expenses, intercompany accounts and gains and losses on transactions between the consolidated entities are eliminated. In the consolidated financial statements, the book value of the equity interests in the consolidated subsidiaries is eliminated with the parent company’s share of the subsidiaries’ equity and incorporated in the shareholders’ equity.

Foreign Currency Transactions

The company holds certain cash and cash equivalents as well as short-term investments denominated in foreign currencies, which are remeasured into DKK at the exchange rate prevailing at the balance sheet date. Receivables, debt and other items in other foreign currencies, which are not settled at the balance sheet date, are remeasured at the exchange rate prevailing at the balance sheet date. During the year, transactions in foreign currencies are translated at the exchange rates prevailing on the date of transaction. The resulting realized and unrealized gains and losses are reported as other income in the statement of operations.

Foreign Currency Translations

At the translation of financial statements of foreign subsidiaries that prepare financial statements in currencies other than the Danish Kroner, the income statements are translated at the average exchange rate for the year, while all items in the balance sheets are translated using the exchange rate prevailing at the balance sheet date. Translation adjustments are included as a separate component of Accumulated Other Comprehensive Income in shareholders’ equity.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

1.    Accounting Policies (continued)

Research and Development Costs

Research and development costs include salaries and related compensation expenses, license fees, production costs, amortization of licenses and rights, and depreciation of plant and equipment. Costs are expensed in the period to which they relate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related compensation expenses, office facilities, travel and other expenses relating to general management, financial, administrative and business development activities, including depreciation of plant and equipment.

Interest Income and Expenses

Interest income includes interest received as well as imputed interest on zero coupon securities. Interest expenses include interest paid as well as imputed interest on payable technology rights.

Other Income, Net

Other income, net includes realized gains and losses on marketable securities as well as realized exchange rate adjustments. Unrealized gains and unrealized losses on marketable securities are recorded as unrealized gain on securities in shareholders’ equity.

Stock-Based Compensation

The company applies the intrinsic value method when accounting for stock-based compensation of employees and, in addition, discloses the pro forma effects on net loss and net loss per share had the estimated fair value of the warrants granted to employees been expensed. For fixed awards granted to employees, the intrinsic value of the award is recognized as an expense using a straight-line method over the period the services are rendered. The estimated fair value of warrants granted to non-employees is expensed when the service is performed.

If the company had elected to recognize compensation expenses based on the fair value of the warrants granted at the grant date, net loss and net loss per share would have been increased to the pro forma amounts indicated in the table below.

	12 months ended 31 December 2002	12 months ended 31 December 2002	12 months ended 31 December 2001	12 months ended 31 December 2000	Total since inception
	DKK’000	USD’000 (Unaudited)	DKK’000	DKK’000	DKK’000
Net loss, as reported	(477,412)	(67,410)	(185,637)	(24,573)	(706,688)
Total stock-based employee compensation expense determined under fair value based method for all awards	(33,625)	(4,748)	(15,955)	(1,900)	(51,480)
Stock-based employee compensation expense included in reported net loss	647	91	2,783	—	3,430

Pro forma net loss	(510,390)	(72,067)	(198,809)	(26,473)	(754,738)

Net loss per share, basic and diluted (in DKK/USD)	(21.4)	(3.0)	(8.5)	(1.8)

Pro forma net loss per share, basic and diluted (in DKK/USD)	(22.9)	(3.2)	(9.1)	(1.9)

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

1.    Accounting Policies (continued)

The fair value of each warrant grant is estimated on the date of the grant using the Black Scholes pricing model with the following assumptions.

	2002	2001
Expected dividend yield	0%	0%
Expected stock price volatility	120%	45%
Risk-free interest rate	4.04%	4.57%
Expected life of warrants	4 years	4 years

Income Taxes

Income taxes are accounted for using the liability method which requires the recognition of deferred tax assets or liabilities for temporary differences between the financial reporting and tax bases of the company’s assets and liabilities and for tax loss carry-forwards at current statutory rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are evaluated and reduced to the amount expected to be realized. Deferred tax liabilities and assets are stated at the basis of the current tax rate of 30%.

Net Loss per Share

Basic net loss per share is calculated by dividing net loss for the year by the weighted average number of ordinary shares outstanding during the period.

Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive share equivalents outstanding during the period. Since Genmab recorded a loss during the periods presented, the diluted net loss per share is the same as basic, as any potentially dilutive securities would reduce the net loss per share from continuing operations.

The weighted average number of common shares outstanding used to calculate diluted net loss per share was 22,336,150, 21,812,020 and 13,939,629 for the years ended 31 December 2002; 2001 and 2000, respectively. The amount of potentially dilutive warrants excluded from the diluted net loss per share calculation, since they were anti-dilutive, is as follows:

Year ended 31 December 2002	4,236,575
Year ended 31 December 2001	3,403,300
Year ended 31 December 2000	2,289,000

Per share data in the accompanying statements of operations have been retro-actively restated in the comparative figures giving effect to the bonus share issue (in a manner similar to a stock split) for comparative figures.

Cash and Cash Equivalents

Time deposits and notes with a maturity of three months or less at the date of deposit/investment are considered to be cash equivalents.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

1.    Accounting Policies (continued)

Marketable Securities

Marketable securities consist of investments in securities with a maturity of greater than three months at the time of purchase. The company invests its cash in deposits with major financial institutions, money market funds, corporate bonds and DKK denominated notes issued by the Danish Government and USD denominated notes issued by the US Government. The investments can be readily purchased and sold using established markets. When sold, the cost of marketable securities is recorded based on the first-in-first-out principle including imputed interest on zero coupon-securities.

The company’s investments are characterized as available-for-sale marketable securities and carried at their market value, with unrealized gains and losses (including unrealized exchange rate gains and losses) reported as part of other comprehensive income.

Plant and Equipment

Plant and equipment include office equipment, furniture, fixtures and leasehold improvements, which are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives which range from three to five years.

Leasehold improvements are amortized using the straight-line method over the useful life of the asset or the related lease term, whichever is shorter.

Items costing less than DKK 10,100 are expensed in the relevant financial year. Depreciation as well as profit and loss in connection with the replacement of tangible fixed assets, are expensed as research and development costs and general and administrative expenses, respectively.

Costs associated with the design and building of laboratory facilities are capitalized until completion. Upon completion, costs will be depreciated over the facilities’ expected useful life. Prior to the recording of the impairment loss shown in the statement of operations, the balance included costs related to the planned manufacturing facility.

Leasing

Lease contracts, which in all material respects transfer the significant risks and rewards associated with the ownership of the asset to the lessee, are classified as finance leases and recognized in the balance sheet at the inception of the lease term at the lower of the fair value of the asset or the net present value of the future minimum lease payments. A liability equaling the asset is recognized in the balance sheet. Each lease payment is separated between a finance charge, recorded as interest expense, and a reduction of the outstanding liability. Assets under finance leases are depreciated in the same manner as owned assets and are subject to regular reviews for impairment.

Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases. Lease payments under operating leases are recognized in the statement of operations ratably over the lease term. The total lease commitment under operating leases is disclosed in note 16.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

1.    Accounting Policies (continued)

Other Securities and Equity Interests

Other securities and equity interests, acquired for long-term strategic holding, are considered non-current assets. These investments are accounted for in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” The treatment of these securities is the same as for marketable securities.

Licenses and Rights

Licenses and rights, which include technology licenses and licenses to targets, are recorded at cost, including the net present value for any remaining payments. The net present value of the remaining payments is included as a liability in the balance sheet and allocated to short-term and long-term payable technology rights. The licenses are being amortized using the straight-line method over an estimated useful life of five years.

Impairment of Long-lived Assets

In addition to amortizing licenses and rights and depreciating plant and equipment, management periodically reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that an asset should be evaluated for possible impairment, management compares the estimated undiscounted future cash flows from the asset or group of related assets to its carrying amount. If the carrying amount of the asset is greater than undiscounted future cash flows, an impairment loss would be recognized. Any impairment loss would be computed as the excess of the carrying amount of the asset over the estimated fair value of the asset (calculated based on discounting estimated future cash flows).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. In addition, estimates are used to determine the useful lives of plant and equipment, intangible assets, taxes, and contingencies. Actual results could differ from the reported results which use these and other estimates.

Segment Information

The group is managed and operated as one business unit. The entire group is managed by a single management team reporting to the Chief Executive Officer. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets. Accordingly, the company’s management has concluded that it is not relevant to disclose segment information on business segments or geographical markets.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” This statement is effective for fiscal years beginning after 15 June 2002 and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

1.    Accounting Policies (continued)

the liability initially measured at fair value. This statement has no current impact on the company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement eliminates the required classification of gain or loss on extinguishments of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30, “Reporting Results of lease modifications that have economic effects that are similar to sale-and-lease back transactions, and makes various other technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and 64 are effective for fiscal years beginning after 15 May 2002. The provisions related to the amendment of SFAS No. 13 are effective for transactions occurring after 15 May 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after 15 May 2002. This statement has no current impact on the company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146, which is effective beginning in fiscal year 2003, addresses the financial accounting and reporting for costs associated with exit or disposal activities, including restructuring costs. SFAS No. 146 requires that liabilities for costs associated with an exit or disposal activity be recognized at their fair values at the time the liability is incurred. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. This Statement has no current impact on the company but could affect the timing and costs recorded if the company has exit or disposal activities in the future.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other.” The interpretation expands on the accounting guidance of FAS No. 5, “Accounting for Contingencies,” FAS No. 57, “Related Party Disclosures,” and FAS No. 107, “Disclosures about Fair Value of Financial Instruments,” and incorporates without change the provisions of FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Other, an Interpretation of FASB Statement No. 5, which is being superseded”. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the company on a prospective basis to guarantees issued or modified after 31 December 2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after 15 December 2002. This Interpretation has no current impact on the company but could affect the accounting in the future, should the company issue guarantees.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation— Transition and Disclosure—an Amendment of SFAS No. 123.” This statement provides two additional transition methods for companies electing to adopt the fair value accounting provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” but does not change the fair value measurement principles of SFAS No. 123. This statement is not expected to have any significant impact on the company’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” Under that Interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant (but not a majority) variable interest is held, certain disclosures are required. The measurement principles of this Interpretation will be effective for the company’s financial statements for the year ending 31 December 2003. The Interpretation is not expected to have any significant impact on the financial position or results of operations.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

2.    Organization and Business

Genmab A/S is a biotechnology company engaged primarily in the discovery and development of human monoclonal antibodies derived from transgenic mouse technology for potential commercial applications. The company has focused on developing several products to treat inflammatory conditions, such as rheumatoid arthritis and psoriasis, and antibodies to treat cancer. Its activities have consisted primarily of pre-clinical and clinical development of therapeutic antibody products.

The company was founded in 1999 by GenPharm International, Inc, a wholly-owned subsidiary of Medarex, Inc., through the purchase of a shell company that was formed in June 1998, but had not conducted any business activities.

The company has three wholly-owned subsidiaries: Genmab B.V. which was incorporated in The Netherlands in 2000 and focuses on the discovery and development of antibodies; Genmab, Inc. which started in July 2001 and is mainly focused on conducting clinical trials in the US and Canada on behalf of the Genmab group; and Genmab Ltd, an empty shell company that was formed in the United Kingdom in 2001. This entity is currently not active. Genmab A/S also holds equity interests in a number of strategic partners.

As of 31 December 2002, the company has not recognized any revenues to date and, accordingly, is considered a development stage company in accordance with SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.” The company has not generated any revenues nor is there any assurance of significant future revenues from its development activities. The research and development activities engaged in by the company involve a high degree of risk and uncertainty. The ability of the company to successfully develop, manufacture and market its proprietary products is dependent upon many factors. These factors could include, but are not limited to, the need for additional financing, the reliance on collaborative arrangements for research and development, marketing and product commercialization and the ability to develop or obtain manufacturing, sales and marketing capabilities. Additional factors could include maintaining patents and proprietary technologies, technological change and risk of obsolescence, development of products, competition, government regulations and regulatory approval, and product liability exposure. As a result of the aforementioned factors and related uncertainties, there can be no assurance of the company’s future success.

3.    Other Income, net

	12 months ended 31 December 2002	12 months ended 31 December 2002	12 months ended 31 December 2001	12 months ended 31 December 2000	Total since inception
	DKK’000	USD’000 (Unaudited)	DKK’000	DKK’000	DKK’000
Realized gains on securities	13,369	1,888	4,679	—	18,048
Exchange rate gains	16,581	2,342	10,997	34,543	62,120
Realized loss on securities	(14,059)	(1,985)	(349)	—	(13,554)
Impairment loss on other securities and equity interests	(5,858)	(827)	(14,227)	—	(20,085)
Exchange rate losses	(29,371)	(4,147)	(27,054)	(1,068)	(58,350)

	(19,338)	(2,729)	(25,954)	33,475	(11,821)

For a discussion on impairment losses on investment securities, please refer to note 9.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

4.    Income Taxes

The provision for income taxes for the 12 month period ended 31 December 2002; 2001 and 2000 is DKK 200 thousand, DKK 5 thousand, and DKK 0, respectively. Besides the calculated tax for 2002, a total of DKK 126 thousand related to prior years has been expensed. A reconciliation of the provision for income taxes and the amount computed by applying the applicable tax rate of 30% to income before tax is as follows:

	12 months ended 31 December 2002	12 months ended 31 December 2002	12 months ended 31 December 2001	12 months ended 31 December 2000
	DKK’000	USD’000 (Unaudited)	DKK’000	DKK’000
Income taxes at statutory rate	(143,126)	(20,209)	(55,690)	(7,372)
Permanent differences	2,267	320	989	559
Permanent differences related to expensed warrants	1,595	225	3,014	1,403
Change in valuation allowance to unrealized gains and losses	575	81	5,962	(5,765)
Other changes	(2,035)	(287)	—	—
Change in tax rate	(89)	(13)	—	371
Adjustment to prior years’ deferred tax	(2,737)	(386)	—	—
Other changes in deferred tax valuation allowance	143,876	20,315	45,730	10,804

Provision for income taxes	326	46	5	0

At 31 December 2002, the parent company had net tax loss carry-forwards of approximately DKK 656,836 thousand of which DKK 199,941 thousand expire in years 2004 through 2006. DKK 456,895 thousand can be carried forward without limitation. In addition, the parent company had deductible temporary differences of approximately DKK 26,419 thousand.

For local tax purposes, the subsidiaries had net tax loss carry-forwards and deductible temporary differences totaling DKK 4,541 thousand.

Significant components of the deferred tax assets are as follows:

	31 December 2002	31 December 2002	31 December 2001	31 December 2000
	DKK’000	USD’000 (Unaudited)	DKK’000	DKK’000
Tax deductible losses	662,335	93,521	199,985	61,376
Licenses and rights	27,672	3,907	11,251	3,822
Property and equipment	(5,509)	(778)	(800)	(718)
Other temporary differences	3,298	466	(2,226)	(8,700)

Accumulated temporary differences	687,796	97,116	208,210	55,780

Deferred tax asset, calculated at 30%	206,339	29,135	62,463	16,734
Valuation allowance	(206,339)	(29,135)	(62,463)	(16,734)

	0	0	0	0

For financial reporting purposes, the value of the net deferred tax asset has been reduced to zero due to uncertainties with respect to the company’s and the group’s ability to generate sufficient taxable income in the future.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

5.    Marketable Securities

All marketable securities are deemed by management to be available for sale and are reported at fair value. The company’s portfolio of marketable securities has an average duration of less than 12 months and no securities have more than three years to maturity. The company has classified all investments as short-term since it has the intent and ability to sell or redeem them within the year.

	31 December 2002	31 December 2002	31 December 2001
	DKK’000	USD’000 (Unaudited)	DKK’000
Cost at the end of the period	1,116,313	157,622	1,432,719
Unamortized cost	737	104	(4,188)

Total amortized costs at the end of the period	1,117,050	157,726	1,428,531
Unrealized gain (loss) at the end of the period	(1,261)	(178)	4,843

Net book value	1,115,789	157,548	1,433,374

Specification of Portfolio as of 31 December 2002

	Cost	Cost	Market Value	Market Value
	DKK’000	USD’000 (Unaudited)	DKK’000	USD’000 (Unaudited)
Kingdom of Denmark bonds	953,882	134,687	955,541	134,921

US Government and Federal Agency Notes	162,431	22,935	160,248	22,627

Total securities	1,116,313	157,622	1,115,789	157,548

All of the above marketable securities mature in less than one year.

Specification of Portfolio as of 31 December 2001

	Cost	Cost	Market Value	Market Value
	DKK’000	USD’000 (Unaudited)	DKK’000	USD’000 (Unaudited)
Kingdom of Denmark bonds	1,165,323	164,543	1,167,075	164,790
Other securities denominated in DKK	139,437	19,688	140,095	19,781

Total DKK-denominated securities	1,304,760	184,231	1,307,170	184,571

US Government and Federal Agency Notes	76,711	10,832	77,830	10,990
Corporate Notes	51,248	7,236	48,374	6,830

Total USD-denominated securities	127,959	18,068	126,204	17,820

Total securities	1,432,719	202,299	1,433,374	202,391

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

6.    Plant and Equipment

	31 December 2002	31 December 2002	31 December 2001
	DKK’000	USD’000 (Unaudited)	DKK’000
Machinery and other equipment	51,652	7,293	35,379
Fixed assets under construction	62,369	8,806	14,177
Leasehold improvements	32,778	4,628	5,814

Cost at the end of the period	146,799	20,727	55,370
Accumulated depreciation at the end of the period	(16,385)	(2,313)	(4,617)
Impairment loss on fixed assets under construction	(42,170)	(5,954)	—

Net book value	88,244	12,460	50,753

The impairment loss of DKK 42,170 thousand relates to the planned manufacturing facility, which was indefinitely postponed in 2002. In addition, related costs totaling DKK 737 thousand were incurred after the postponement decision was made. This cost was included in the DKK 42,907 thousand impairment loss shown in the statement of operations.

7.    Licenses and Rights

	31 December 2002	31 December 2002	31 December 2001
	DKK’000	USD’000 (Unaudited)	DKK’000
Cost at the end of the period	152,484	21,531	152,484
Accumulated amortization at the end of the period	(87,884)	(12,410)	(57,387)

Net book value	64,600	9,121	95,097

8.    Depreciation and Amortization

	12 months ended 31 December 2002	12 months ended 31 December 2002	12 months ended 31 December 2001	12 months ended 31 December 2000	Total since inception
	DKK’000	USD’000 (Unaudited)	DKK’000	DKK’000	DKK’000
Licenses and rights (amortized)	30,497	4,306	30,497	19,157	87,884
Property and equipment (depreciated)	16,971	2,396	3,975	609	21,587

	47,468	6,702	34,472	19,766	109,471

Depreciation and amortization was classified as follows:
Research and development costs	42,996	6,071	33,774	19,414	103,917
General and administrative expenses	4,472	631	698	352	5,554

	47,468	6,702	34,472	19,766	109,471

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

9.    Other Securities and Equity Interests

	31 December 2002	31 December 2002	31 December 2001
	DKK’000	USD’000 (Unaudited)	DKK’000
Cost at the end of the period	31,755	4,484	29,916
Impairment loss	(20,085)	(2,836)	(14,227)

Net book value	11,670	1,648	15,689

Other securities and equity interests consist of equity shares in Oxford GlycoSciences Plc., with a market value of approximately DKK 1,420 thousand as of 31 December 2002, shares in a privately held British biotech company Scancell Ltd., at a cost of DKK 8,411 thousand, and shares in a privately held British biotech company Paradigm Therapeutics Ltd., at a cost of DKK 1,839 thousand. All companies are strategic partners of Genmab. As of 31 December 2002, the company has recognized impairment losses totaling DKK 20,085 thousand related to the equity shares in Oxford GlycoSciences as the loss derived from price fluctuations is considered “other than temporary.” The investments in Scancell and Paradigm Therapeutics are currently measured at cost.

10.    Payable Technology Rights

In 2000, Genmab entered into a Genomics Agreement with Medarex, Inc. See note 14 for additional details. The agreement requires the company to pay USD 2 million annually for four consecutive years beginning at 26 August 2001. The company has calculated the net present value of these payments using an interest rate of 5.71% per annum, and capitalized this amount as licenses and rights. A corresponding amount has been recorded as a liability in the balance sheet. The company has recognized imputed interest on the outstanding payments.

11.    Share Capital

In February 1999, Medarex and Bankforeningernes Erhvervsudviklingsforening Biomedicinsk Udvikling, BI Asset Management Fondsmæglerselskab A/S, Lønmodtagernes Dyrtidsfond, A/S Dansk Erhvervsinvestering and Leif Helth Care A/S (the “Bank Invest Group”) entered into an agreement in which the Bank Invest Group invested approximately DKK 35.4 million of cash in exchange for an approximate 45% equity interest in the company. Concurrently, Medarex granted Genmab a limited number of licenses to develop and commercialize a portfolio of human antibodies derived from its HuMAb-Mouse Technology and retained an approximate 45% equity interest through its wholly owned subsidiary GenPharm International, Inc.

In May 1999 and March 2000, Medarex and the Bank Invest Group made additional contributions to the company in proportion to their existing equity interests. The Bank Invest Group invested approximately DKK 49 million of cash and Medarex granted the company an additional number of fully paid licenses along with an unlimited number of royalty bearing licenses to develop additional antibodies. After the March 2000 contributions, Medarex and the Bank Invest Group each owned approximately 45% of Genmab’s outstanding common shares.

In June 2000, Genmab completed a private offering where it received approximately DKK 321 million from Medarex, the Bank Invest Group and new investors who subscribed to a total of 576,646 new shares. A total of 27,976 new shares were issued to Medarex in connection with a Genomics Agreement and the grant of an option of up to four antibodies obtained through an agreement with Eos Biotechnology. In August 2000, Genmab’s shareholders approved a conversion of all existing classes of shares to one class of ordinary shares and a bonus

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

11.    Share Capital (continued)

share issuance of nine ordinary shares for each ordinary share. Following the issuance of the additional shares to Medarex and the bonus shares, the company had 15,812,020 outstanding ordinary shares.

In October 2000, Genmab completed an Initial Public Offering with a dual listing on the Copenhagen Stock Exchange and the Neuer Markt of the Frankfurt Stock Exchange. The global offering, which constituted 6,000,000 new shares equaling approximately 28% of the company’s issued share capital after the listing, consisted of a public offering in both Denmark and Germany and a concurrent international offer to institutional investors outside the US and a private placement in the US to qualified institutional buyers under Rule 144A.

In May 2002, Genmab entered into a collaboration agreement with Roche. Following this agreement, Roche subscribed to 880,100 shares in the company in June 2002.

In December 2002, the company delisted from the Neuer Markt of the Frankfurt Stock Exchange. The primary reason for this delisting was that trading in this market was limited compared to the administrative burdens in connection with the listing.

At 31 December 2002, the total number of outstanding shares was 22,716,620. Each share has a nominal value of DKK 1 and one vote.

12.    Warrants

Warrant Scheme

Genmab A/S has a warrant scheme which has the primary objective of giving those who help build the company an opportunity to share in the value of the business that they are helping to create. The warrant scheme is meant to provide an incentive for all company employees, including those in the subsidiaries, members of the board of directors and members of the management as well as external consultants.

Warrants are granted by the board of directors in accordance with authorizations given to the board by the company’s shareholders.

Under the terms of the warrant scheme, warrants are granted by the board of directors at their meetings at an exercise price equal to the share price on the date of the meeting. According to the company’s Articles of Association, the exercise price cannot be established at a price lower than the market price on the grant date.

Warrants granted under the existing warrant scheme cannot be exercised immediately. The terms of the scheme state that one-half of warrants granted can be exercised one year after the grant date with the other half exercisable two years after the grant date. The exercise period lasts for three years from the date when a warrant first becomes exercisable. If the warrants are not exercised within these periods, they lapse.

The exercise of warrants is not conditional upon continued employment or affiliation with Genmab. However, if the warrant holder exercises warrants, then upon cessation of employment or affiliation, except in the event of termination by the company without cause or cessation from the company’s breach of the employment or affiliation contract, the holder is obligated to offer to sell a specified percentage of shares issued back to the company according to the following schedule:

•	75% of shares if termination occurs in the second year after grant.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

12.    Warrants (continued)

•	50% of shares if termination occurs in the third year after grant.

•	25% of shares if termination occurs in the fourth year after grant.

The repurchase price to be paid for the shares by the company in these instances is the warrant holder’s original exercise price. Accordingly, the warrant holder will not be able to profit on shares sold back to the company.

The warrant scheme contains anti-dilution provisions if changes occur in the company’s share capital prior to the exercise.

Warrant Activity

In February 1999, the company’s shareholders authorized the board of directors to grant 250,000 warrants. In January 2000, the company’s shareholders authorized the board of directors to grant an additional 600,000 warrants. The number of warrants authorized was increased by an additional 1,257,730 warrants in June 2000 and 2,163,533 in August 2000. Accordingly, as per 31 December 2002, the board of directors has been authorized to grant a total of 4,271,263 warrants.

The following schedule specifies the warrant grants. The classification of warrant holders has been updated to reflect the current status of the individual warrant holders; i.e. if a non-employee consultant has been granted warrants and subsequently has been employed by the company, such person will be included in the category of employees. As a result, the updated totals of the individual groups may differ from information disclosed in previously issued financial statements.

A summary of warrant activity and related information for the company’s warrant compensation plans is as follows:

	12 months ended 31 December 2002	12 months ended 31 December 2001	12 months ended 31 December 2000	12 months ended 31 December 2002	12 months ended 31 December 2002	12 months ended 31 December 2001	12 months ended 31 December 2000
	Number of warrants	Number of warrants	Number of warrants	Weighted average exercise price	Weighted average exercise price	Weighted average exercise price	Weighted average exercise price
				DKK	USD (Unaudited)	DKK	DKK
Outstanding at the beginning of the period	3,403,300	2,289,000	—	108.38	15.30	89.47	—
Granted	857,775	1,114,300	2,289,000	102.40	14.46	147.22	89.47
Exercised	(24,500)	—	—	55.29	7.81	—	—

Outstanding at the end of the period	4,236,575	3,403,300	2,289,000	107.48	15.18	108.38	89.47

Warrants available for future grants at the end of the year	10,188

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

12.    Warrants (continued)

Weighted average exercise price of warrants issued in 2002 and 2001:

	12 month period ended 31 December 2002	12 month period ended 31 December 2001
	DKK	DKK
Warrants issued at a discount	—	148.00
Warrants issued at market price	102.40	147.04
Warrants issued at a premium	—	—

Weighted average grant date fair value of warrants granted in 2002 and 2001:

	12 month period ended 31 December 2002	12 month period ended 31 December 2001
	DKK	DKK
Warrants issued at a discount	—	70.54
Warrants issued at market price	80.69	52.34
Warrants issued at a premium	—	—

Compensation Costs Relating to Warrants

The cost relating to warrants granted to employees is based on the intrinsic value of the outstanding warrants at each balance sheet date. Once the compensation costs have been expensed, they are not reversed, even if the intrinsic value of the warrants decreases. The total cost recognized in the statement of operations for warrants granted to employees was DKK 647 thousand for the year ended 31 December 2002 compared to DKK 2,783 thousand in 2001 and DKK 0 thousand in 2000.

The cost relating to warrants granted as compensation to non-employee consultants is based on the fair value of the outstanding warrants at each balance sheet date, and is calculated using the Black Scholes pricing model. Once the compensation costs have been expensed, they are not reversed, even if the fair value of the warrants decreases. The total compensation costs to non-employees for the year ended 31 December 2002 were DKK 4,668 thousand compared to DKK 7,264 thousand in 2001 and DKK 4,677 in 2000.

During 2002, employees, board members and non-employee consultants accepted a modification to the existing warrant program. The modification changed the repurchase condition and, accordingly, the outstanding warrants are no longer considered variable for accounting purposes. Therefore, the outstanding warrants are not revalued at each balance sheet date.

The grant of 212,500 warrants made on 6 March 2001 was subsequently re-priced by reducing the exercise price from DKK 222 to DKK 148 following the extraordinary board meeting of Genmab on 30 July 2001. According to FIN 44, this re-pricing triggers variable accounting under APB 25. This means that the ultimate charge recognized for this grant of warrants should be based on the intrinsic value at the point of exercise. Until

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

12.    Warrants (continued)

that time, charges in each fiscal year should be based on the intrinsic value at the end of that year i.e. the charge for these warrants should be “marked to market.”

The issued and outstanding warrants to shareholders, board members, employees and non-employee consultants as of 31 December 2002 are summarized as follows:

		Warrants outstanding				Warrants exercisable
Exercise price	Warrants exercisable from	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Weighted average exercise price	Number of warrants exercisable	Weighted average exercise price	Weighted average exercise price
				DKK	USD (Unaudited)		DKK	USD (Unaudited)
DKK 33.70	26 September 2003	414,925	4.23	33.70	4.76	—	—	—
DKK 48.90	11 February 2001	544,500	1.64	48.90	6.90	544,500	48.90	6.90
DKK 59.70	26 June 2001	1,411,500	2.06	59.70	8.43	1,411,500	59.70	8.43
DKK 116.00	5 December 2002	84,000	3.43	116.00	16.38	42,000	116.00	16.38
DKK 117.50	7 November 2002	254,300	3.35	117.50	16.59	127,150	117.50	16.59
DKK 139.50	28 June 2003	210,000	3.99	139.50	19.70	—	—	—
DKK 148.00	6 March 2002	212,500	2.68	148.00	20.90	106,250	148.00	20.90
DKK 165.00	30 July 2002	563,500	3.08	165.00	23.30	281,750	165.00	23.30
DKK 183.00	20 March 2003	18,750	3.72	183.00	25.84	—	—	—
DKK 190.00	15 February 2003	139,100	3.63	190.00	26.83	—	—	—
DKK 196.00	7 March 2003	75,000	3.68	196.00	27.68	—	—	—
DKK 300.00	6 December 2001	308,500	2.43	300.00	42.36	308,500	300.00	42.36

DKK 33,70 to DKK 300,00		4,236,575	2.70	107.48	15.18	2,821,650	101.17	14.29

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

13.    Internal Shareholders

	Number of ordinary shares owned as of 31 December 2002	Number of warrants held as of 31 December 2002
Board of Directors
Lisa N. Drakeman	301,440	505,000
Jesper Zeuthen	62,255	85,000
Ernst Schweizer	91,840	72,000
Irwin Lerner	—	60,000
Michael Widmer	—	50,000
Karsten Havkrog Pedersen	—	25,000

	455,535	797,000

Management
Lisa N. Drakeman, see above	—	—
Jan van de Winkel	42,000	280,000
Claus Juan Møller-San Pedro	128,375	330,000
Michael Wolff Jensen	5,500	190,000

	175,875	800,000

Total	631,410	1,597,000

14.    Related Party Transactions

At 31 December 2002, Medarex, Inc. owned approximately 31% of the outstanding shares of the company through its wholly owned subsidiary, GenPharm International, Inc.

During 1999 and 2000, Medarex granted 16 fully paid-up exclusive licenses to the company to use its HuMAb-Mouse and TC Mouse technology to produce human monoclonal antibodies for 16 antigens to be specified by the company. In addition, Medarex granted Genmab a non-exclusive license to use the HuMAb technology to produce human monoclonal antibodies for an unlimited number of antigens. The licenses contributed to Genmab by Medarex have been recorded at their value on the date of contribution, and are supported by independent valuation studies. These licenses are being amortized using the straight-line method over an estimated useful life of five years.

In 2000, the Company and Medarex entered into a manufacturing agreement under which Medarex will produce antibodies to be used by the Company in the clinical testing phase of product development. The Company has also entered into manufacturing agreements with third party suppliers, and accordingly Medarex is not the Company’s sole source for antibody production capacity.

In 2000, Genmab entered into the Genomics Agreement, pursuant to which Medarex granted the company the exclusive rights to market its transgenic mouse technologies for multi-target (five or more targets) European genomics partnerships. Genmab’s territory includes companies with European headquarters that have either developed or gained access to genomics or other novel targets. The company may also conduct business with any company it may choose for non multi-target (less than five targets) agreements. In exchange for the rights granted to Genmab by Medarex under the Genomics Agreement, the company issued 27,976 shares to Medarex. Such amounts were assigned at a value of DKK 16,702 thousand, equal to USD 2 million, at the exchange rate prevailing at the date of issuance.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

14.    Related Party Transactions (continued)

Beginning in 2001, the Genomics Agreement states that the company will pay Medarex USD 2 million per year for four years ending in 2004. This obligation has been recorded to include imputed interest. The 2002 payment has not been settled yet and is, therefore, included in accounts payable. The Genomics Agreement has an initial term of five years with a right exercisable by the company to extend the term for an additional two years. Licenses and rights contributed to Genmab in connection with the Genomics Agreement with Medarex have been recorded at historic cost for the initial fee and the net present value for the remaining four payments. The obligation related to the net present value of the remaining payments is included in liabilities and is allocated between current and non-current payable technology rights. The amortization is based on the straight-line method over its estimated useful life of five years.

The partnering model entered into between Medarex and Genmab in the Genomics Agreement is based on collaboration, cost sharing and shared commercial rights. In a typical collaboration, the target company will contribute five or more targets to the alliance. Genmab and Medarex will jointly contribute the antibody products to the targets. For each product to be developed, the target company will pay half the development costs and Genmab and Medarex together will pay equally the other half. Genmab and Medarex together may also make their full repertoire of antibody development capabilities available to the collaborations, including pre-clinical and clinical research and manufacturing capacity.

In June 2001, Genmab and Medarex entered into a collaboration agreement to develop HuMax-Inflam. Under the agreement, the parties will share the cost associated with the pre-clinical and clinical development of the product and will share the commercialization rights and royalties.

The Company has paid Medarex for manufacturing services and reimbursement of administrative expenses. For 2002, 2001 and 2000 the Company has recorded transactions totalling DKK 105,880 thousand, DKK 23,949 thousand and DKK 21,866 thousand, respectively in connection with these agreements. In addition the Company paid DKK 16,912 thousand to Medarex in connection with the Genomics Agreement in 2001.

Medarex reimbursed the Company DKK 512 thousand, and DKK 136 thousand for the 12 month periods ended December 31, 2001 and 2000, respectively, for costs occurred at their behalf. No significant costs have been reimbursed in 2002. In 2001 and partly in 2002, the Company leased from Medarex a limited area of of XXX space in Princeton New Jersey, USA. This leasing transaction is not considered material.

In addition to the payable technology rights, the Company has recorded payables to Medarex of DKK 25,339 thousand as of 31 December 2002.

Other licenses previously contributed to Genmab by Medarex have been recorded at their value on the date of contribution, and are supported by independent valuation studies. These licenses arc also being amortized usine die straight-line method over an estimated useful life of five years.

The company has identified other related parties as being GenPharm, Oxford GlycoSciences, Scancell, Paradigm Therapeutics, its own subsidiaries and its officers and directors. No significant transactions, which are not eliminated in the consolidation, have taken place with these other related parties, other than disclosed in the financial statements.

15.    Research and Development Agreements

In 2001 the Company entered into an agreement with Immunex Corporation (“Immunex”) for the exclusive worldwide rights to Immunex’s patent estate relating to antibodies towards IL15 and IL15r. Immunex retains an

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

15.    Research and Development Agreements (continued)

option exercisable afier Phase II clinical trials have been completed, to commercialize the resulting product. Upon exercise of the option, Immunex would be obligated to pay to the Company license fees, milestone payments as well as be obligated to share future profits with the Company. Immunex would also be responsible for all future development costs. Subsequent to signing the agreement, Immunex was acquired by Amgen, who has succeded in the rights and obligations under this agreement.

Also in 2001 the Company announced a broad antibody development collaboration with Hoffman-La Roche Ltd. for the creation and development of human antibody therapeutics products towards targets identified by Roche. The Company is to undertake research and development activities whereas Roche will undertake commercialization after filing of biologies license application. The Company will receive certain milestone and royalty payments depending the successful development of products.

During 2001, the Company entered into a number of additional agreements with parties such as Scancell, deCode and Glaucus to develop new antibody therapeutic products. The collaborations will utilize novel disease targets discovered by the partners. The companies will focus on several therapeutic areas. The alliances are mainly multi-target alliances based on the Company’s Genomics Agreement with Medarex and a number of partners have already identified initial groups of disease targets using genomics or other capabilities.

In 2002, the Company has announced a broad expansion of their current collaboration with Roche for the creation and development of human antibody therapeutic products for life-threatening and debilitating diseases Roche also made an equity investment totaling USD 20 million at a price of DKK 180 per share. This expanded program involves a number of new disease targets from Roche. Genmab expects to initiate approximately fifteen new projects in the coming years across a number of therapeutic areas.

During 2002, the Company entered into a number of additional agreements with parties such as Bionomics, Paradigm Therapeutics, ACE BioSciences and Semaia to develop new antibody therapeutic products. The collaborations will utilize novel disease targets discovered by the partners. The companies will focus on several therapeutic areas. No material costs have yet been incurred in connection with these agreements.

16.    Commitments and Contingencies

Leases

The Group leases office space under operating leases, which are not cancelable until 2006. At 31 December 2002, future minimum payments under the office leases were as follows:

	DKK’000	USD’000 (Unaudited)
2003	10,695	1,510
2004	9,589	1,354
2005	7,521	1,062
2006	4,058	573

	31,863	4,499

For the years ended 31 December 2002, 2001 and 2000 the Group recorded rent expenses of DKK 12,565 thousand, DKK 3,966 thousand and DKK 517 thousand, respectively.

GENMAB A/S (A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS—Continued

16.    Commitments and Contingencies (continued)

Finance Leases

The Group has entered into finance lease contracts with respect to cars and laboratory equipment. The lease liability regarding these contracts has been recognized in the balance sheet. Future minimum lease payments under such finance leases and the net present value as of the end of December 2002 are as follows:

	DKK’000	USD’000 (Unaudited)
Minimum lease payments
Within 1 year	3,542	500
From 1 to 5 years	11,506	1,625

	15,048	2,125
Future finance charges	(1,259)	(178)

Total	13,789	1,947

Net present value of future payments
Within 1 year	3,709	524
From 1 to 5 years	10,080	1,423

Total	13,789	1,947

Other Purchase Obligations

The company has entered into a number of agreements, mainly within the area of manufacturing services related to the research and development activities. The agreements will lead to the following future payments:

	DKK’000	USD’000 (Unaudited)
2003	56,729	8,010
2004	5,190	733
2005	3,420	483

	65,339	9,226

License Agreements

The company is a party to a number of license agreements which call for royalties to be paid by the company if and when the company commercializes products utilizing the licensed technology.

17.    Subsequent Events

On 9 January 2003, Genmab announced that it had achieved the first milestone in its collaboration with Roche, as a human antibody generated by Genmab had effectively reached proof of concept in an animal disease model. Under the agreement with Roche, Genmab will receive milestone payments as well as royalty payments on products. This first milestone did not trigger any additional cash payment to Genmab. On 27 and 29 January 2003, Genmab announced that the US FDA approved both the start of two Phase II open label studies using HuMax-CD4 to treat cutaneous T-cell lymphoma (CTCL) and a Phase II study using HuMax-IL15 to treat RA. On 7 February 2003, Genmab announced new pre-clinical data on HuMax-CD20 and HuMax-EGFr, which indicated that both antibodies appeared to have positive effects in the treatment of cancer.

PART II

Information Not Required in Prospectus

Item 14.    Other Expenses of Issuance and Distribution

Expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions, are set forth in the following table. All amounts except the Securities and Exchange Commission registration fee are estimated.

Expenses
Registration Fee—Securities and Exchange Commission	$11,500
Transfer Agent and Trustee’s Fees and Expenses	$15,000
Accounting Fees and Expenses	$25,000
Legal Fees and Expenses	$75,000
Blue Sky Fees and Expenses	$5,000
Printing and Engraving	$25,000
Miscellaneous	$2,500

TOTAL	$159,000

The Registrant will bear all of the expenses of the registration of the securities being offered.

Item 15.    Indemnification of Directors and Officers

The Restated Certificate of Incorporation and the Registrant’s Amended and Restated By-Laws provide for the indemnification of its Officers and Directors under certain circumstances and are incorporated herein by reference.

Section 14A:3-5 of The New Jersey Business Corporation Act (the “NJBCA”) empowers a New Jersey corporation to indemnify any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or legal representative of any such director, officer, trustee, employee or agent (a “corporate agent”), against his expenses and liabilities incurred in connection with any proceeding involving the corporate agent, other than a proceeding by or in the right of the corporation, if (a) such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (b) with respect to any criminal proceeding, such corporate agent had no reason to believe that his conduct was unlawful. In addition, a corporation may indemnify such corporate agent against his expenses in connection with any preceding by or in the right of the corporation to procure a judgment in its favor which involves such corporate agent by reason of his having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court of the State of New Jersey or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

Under the NJBCA a corporation shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to above or in defense of any claim, issue or matter therein.

The indemnification and advancement of expenses provided by or granted pursuant to the NJBCA shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled under a certificate of incorporation, by-law, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant maintains a standard form of officers’ and directors’ liability insurance policy which provides coverage to the officers and directors of the Registrant for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

The following exhibits are filed as part of this Registration Statement:

[1]4.1	Indenture dated as of July 23, 2003 between the Registrant and the Wilmington Trust Company, including therein the form of the notes.

[1]4.2	Registration Rights Agreement dated July 23, 2003 among the Registrant and Goldman, Sachs & Co., UBS Financial Services, Inc., and J.P. Morgan Securities, Inc.

[1]4.3	Pledge Agreement dated as of July 23, 2003 between the Registrant and the Wilmington Trust Company, as securities intermediary.

[2]5.1	Opinion of Satterlee Stephens Burke & Burke LLP re: legality of securities being registered.

10.1	Employment Agreement between the Registrant and Donald L. Drakeman dated January 5, 2004.

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of PricewaterhouseCoopers.

[2]23.3	Consent of Satterlee Stephens Burke & Burke LLP (included in their opinion filed as Exhibit 5.1.)

[2]24.1	Power of Attorney.

[2]25.1	Statement of Eligibility and Qualification on Form T-1 under the Trust Indenture Act of 1939, as amended.

[1]	Filed as an exhibit to the Registrant’s Current Report on Form 8-K dated July 28, 2003.
[2]	Previously filed.

(b)    Financial Statement Schedules

All schedules are omitted because of the absence of the conditions under which they are required, or because the information called for is included in the financial statements or notes thereto.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sale are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a) (3) of Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424 (b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraph (1) (i) and (1) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13 (a) or Section 15 (d) of the Securities Exchange Act (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)    To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305 (b) (2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Princeton, State of New Jersey, on this 30th day of January 2004.

MEDAREX, INC.

By:	Irwin Lerner*

Irwin Lerner Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

IRWIN LERNER* Irwin Lerner	Chairman of the Board	January 30, 2004

DONALD L. DRAKEMAN Donald L. Drakeman	President, Chief Executive Officer and Director (Principal Executive Officer)	January 30, 2004

CHRISTIAN S. SCHADE* Christian S. Schade	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 30, 2004

MICHAEL A. APPELBAUM* Michael A. Appelbaum	Director	January 30, 2004

FREDERICK B. CRAVES* Frederick B. Craves	Director	January 30, 2004

MICHAEL W. FANGER* Michael W. Fanger	Director	January 30, 2004

RONALD J. SALDARINI* Ronald J. Saldarini	Director	January 30, 2004

CHARLES R. SCHALLER* Charles R. Schaller	Director	January 30, 2004

W. LEIGH THOMPSON, JR.* W. Leigh Thompson, Jr.	Director	January 30, 2004

JULIUS A. VIDA* Julius A. Vida	Director	January 30, 2004

*By:	DONALD L. DRAKEMAN
Donald L. Drakeman, as attorney-in fact, pursuant to Power of Attorney previously filed

INDEX TO EXHIBITS

10.1	Employment Agreement between the Registrant and Donald L. Drakeman dated January 5, 2004.

12.1	Statement Re: Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of PricewaterhouseCoopers.